SHARE PURCHASE AGREEMENT by and between SYSTAGENIX WOUND MANAGEMENT COÖPERATIE B.A. SYSTAGENIX HOLDING CORP. and KINETIC CONCEPTS, INC. Dated as of July 26, 2013

TABLE OF CONTENTS
ARTICLE I DEFINITIONS

Section 1.1.	Specific Definitions

Section 1.2.	Other Defined Terms

Section 1.3.	Other Definitional Provisions
ARTICLE II PURCHASE AND SALE OF THE EQUITY INTERESTS

Section 2.1.	Purchase of the Shares

Section 2.2.	Purchase Price Payment
ARTICLE III CLOSING

Section 3.1.	Closing Date

Section 3.2.	Deliveries by the Sellers

Section 3.3.	Deliveries by the Buyers

Section 3.4.	Deliveries to the Dutch Notary
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Section 4.1.	Organization; Authority; Enforceability

Section 4.2.	No Conflict

Section 4.3.	Subsidiaries

Section 4.4.	Capital Structure

Section 4.5.	Financial Information

Section 4.6.	Absence of Certain Changes or Events; No Undisclosed Liabilities

Section 4.7.	Personal Property

Section 4.8.	Litigation

Section 4.9.	Compliance with Laws; Permits

Section 4.10.	Customers

Section 4.11.	Suppliers

Section 4.12.	Contracts

Section 4.13.	Sufficiency of Assets

Section 4.14.	Collective Bargaining Agreements; Labor Matters

Section 4.15.	Benefit Plans

Section 4.16.	Intellectual Property

Section 4.17.	Brokers and Finders

Section 4.18.	Environmental Representations

Section 4.19.	Taxes

Section 4.20.	Product Regulation and Healthcare

Section 4.21.	Real Property

Section 4.22.	Insurance

Section 4.23.	Anti-Corruption Laws

Section 4.24.	Product Liability and Recalls

Section 4.25.	Inventory

Section 4.26.	Restructuring Transaction

Section 4.27.	Affiliate Transactions

Section 4.28.	Sanctions

Section 4.29.	Anti-Competition

Section 4.30.	No Other Representations.
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Section 5.1.	Organization; Authority; Enforceability

Section 5.2.	No Conflict

Section 5.3.	Availability of Funds

Section 5.4.	Litigation

Section 5.5.	Brokers and Finders

Section 5.6.	No Other Representations
ARTICLE VI RESTRUCTURING TRANSACTION

Section 6.1.	Restructuring Transaction
ARTICLE VII CERTAIN COVENANTS AND AGREEMENTS

Section 7.1.	Access; Confidentiality Agreement

Section 7.2.	Conduct of Business

Section 7.3.	Publicity

Section 7.4.	Efforts

Section 7.5.	Records

Section 7.6.	Tax Matters

Section 7.7.	Employee Matters

Section 7.8.	Noncompetition

Section 7.9.	Additional Financial Information

Section 7.10.	No Solicitation

Section 7.11.	Notification of Certain Matters

Section 7.12.	Financing

Section 7.13.	Third Party Consents

Section 7.14.	Pre-Closing Action

Section 7.15.	Letters of Credit

Section 7.16.	Receivables

Section 7.17.	Receipts

Section 7.18.	Hedging

Section 7.19.	Dutch Buyer
ARTICLE VIII CONDITIONS TO THE PURCHASE AND SALE

Section 8.1.	Conditions to Obligations of the Buyers

Section 8.2.	Conditions to Obligations of the Sellers
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER

Section 9.1.	Termination

Section 9.2.	Effect of Termination

Section 9.3.	Amendment and Modification

Section 9.4.	Waiver

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ARTICLE X INDEMNIFICATION

Section 10.1.	Indemnification by the Sellers

Section 10.2.	Indemnification by the Buyers

Section 10.3.	Indemnification Procedures for Third-Party Claims

Section 10.4.	Indemnification Procedures for Direct Claims

Section 10.5.	Limitations on Indemnification

Section 10.6.	Damage Waiver

Section 10.7.	Adjustment to Purchase Price
ARTICLE XI MISCELLANEOUS

Section 11.1.	Survival

Section 11.2.	Expenses

Section 11.3.	Assignment

Section 11.4.	Entire Agreement; No Third Party Beneficiaries

Section 11.5.	Disclosure Letter

Section 11.6.	Remedies

Section 11.7.	Counterparts

Section 11.8.	Section Headings

Section 11.9.	Notices

Section 11.10.	Governing Law; Consent to Jurisdiction; Service of Process;
Waiver of Jury Trial

Section 11.11.	Severability

EXHIBITS
Exhibit A    Distribution Agreement
Exhibit B    Dutch Notarial Deed
Exhibit C    Transition Services Agreement
Exhibit D    Escrow Agreement

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SHARE PURCHASE AGREEMENT
SHARE PURCHASE AGREEMENT (“Agreement”), dated as of the 26th day of July, 2013, by and between Systagenix Wound Management Coöperatie B.A., a Netherlands cooperative (“Dutch Seller”), Systagenix Holding Corp., a Cayman Islands exempted company limited by shares (“U.S. Seller,” and together with Dutch Seller, the “Sellers”), and Kinetic Concepts, Inc., a Texas corporation (“U.S. Buyer”).
RECITALS
WHEREAS, Systagenix Wound Management Mezz B.V., a Netherlands private company with limited liability (the “Company”, referred to herein without reference to the Restructuring Transaction, unless otherwise specified) is a wholly-owned Subsidiary of Dutch Seller;
WHEREAS, Systagenix Wound Management (US) Inc., a Delaware corporation (“U.S. Corp.”), is an indirect wholly-owned Subsidiary of U.S. Seller;
WHEREAS, the Company through its Subsidiaries is in the business of (A) the development, manufacture, marketing, and support of therapeutic products for the management and treatment of chronic and acute wounds, including for the avoidance of doubt, the contract manufacturing business (the “Wound Care Business”) and (B) the development, manufacture, marketing and support of diagnostic products used in the assessment of chronic and acute wounds (the “Diagnostics Business”);
WHEREAS, following the consummation of the Restructuring Transaction (as defined below) and prior to the Closing, the Diagnostics Business and the assets and liabilities relating thereto will no longer be owned by the Company or any of its Subsidiaries;
WHEREAS, prior to the Closing, the U.S. Buyer will form or cause to be formed an Affiliate of U.S. Buyer in the Netherlands which will purchase the Dutch Interests (the “Dutch Buyer” and, together with U.S. Buyer, the “Buyers”)
WHEREAS, Dutch Seller desires to sell all of the outstanding share capital of the Company (the “Dutch Interests”) and Dutch Buyer desires to purchase the Dutch Interests from Dutch Seller, upon the terms set forth in this Agreement; and
WHEREAS, following the consummation of the Restructuring Transaction and prior to the Closing, U.S. Seller will own all the issued and outstanding stock of the U.S. Corp. (the “U.S. Interests” and, together with the Dutch Interests, the “Purchased Interests”);
WHEREAS, U.S. Seller desires to sell all of the outstanding stock of the U.S. Corp to U.S. Buyer and U.S. Buyer desires to purchase the U.S. Interests from U.S. Seller, upon the terms set forth in this Agreement.
NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1.    Specific Definitions. As used in this Agreement:
“Adjustment Escrow Account” means the account to which the Adjustment Escrow Amount will be placed into escrow.
“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign Law, including a fiscal unity (fiscale eenheid) pursuant to article 15 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and VAT fiscal unity pursuant to article 7(4) of the Dutch Value Added Tax Act 1968 (Wet op de omzetbelasting 1968).
“Agreement” means this Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time, and all schedules and exhibits hereto.
“Antitrust Filings” means all notifications or filings with a competition or antitrust authority in the European Union (or any member state thereof) or any other jurisdiction as identified in Section 7.4(a) that are required to consummate the transactions contemplated by this Agreement.
“Antitrust Laws” means Article 101 and Article 102 of the Treaty on the Functioning of the European Union (TFEU), Council Regulation (EC) No 139/2004 on the control of concentrations between undertakings (the Merger Regulation) and all other applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate mergers and acquisitions or other actions that may have the effect of substantially lessening competition or tend to create a monopoly.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in London, United Kingdom, in Amsterdam, the Netherlands or in New York, New York are authorized or obligated by law or executive order to not open or remain closed.
“Buyer Indemnified Party” means each of the Buyers and the Company and their respective Subsidiaries.

“Capex Adjustment” means the amount, if any, by which the Capex Spend Amount is below the Capex Forecast Amount; provided that the Capex Adjustment will be deemed to be zero so long as the Capex Spend Amount is greater than 85% of the Capex Forecast Amount.

“Capex Forecast Amount” means the aggregate amount of forecasted capital expenditure by the Company and its Subsidiaries to be made during the period from July 1, 2013 up to and including the Closing Date as set forth on Section 1.1(a) of the Disclosure Letter determined on the basis of the actual Closing Date equal to (i) the Cumulative Capex Forecast Amount for the nearest month end preceding the Closing Date plus (ii) the monthly Capex Forecast Amount for the month in which the Closing Date occurs pro-rated for the actual number of days elapsed in such month up to and including the Closing Date.

“Capex Spend Amount” means the aggregate of all capital expenditures by the Company and its Subsidiaries actually made during the period from July 1, 2013 up to and including the Closing Date determined in accordance with IFRS as consistently applied by the Company.

“Claim” means, with respect to Section 4.24, any action, suit, case, litigation, proceeding, claim, arbitration, charge, criminal prosecution, investigation demand letter, warning letter, finding of deficiency or non-compliance, adverse inspection report, notice of violation, penalty, fine, sanction, subpoena, request for recall or remedial action.

“Closing Indebtedness” means all Indebtedness of the Company and its Subsidiaries immediately prior to the Closing.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Intellectual Property Rights” means all material Intellectual Property Rights owned or purported to be owned by the Company or any of its Affiliates relating to or used in the Wound Care Business.
“Company Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and all other retirement, stock option, stock ownership, stock purchase, deferred compensation, bonus, welfare, incentive, employment, individual consulting, severance, change in control and other fringe benefit plans, programs, agreements or arrangements, in each case, entered into, sponsored, maintained, contributed to or required to be contributed to by the Sellers, the Company, any ERISA Affiliate or any of their respective Subsidiaries for the benefit of any Employee, director or consultant of the Company or its Subsidiaries (or former employees, directors or consultants of the Company or its Subsidiaries), in each case other than a Non-U.S. Plan.
“Competent Authority” means the body which has the authority to act on behalf of a European Union member state to ensure that the requirements of the medical device directives are carried out in that particular member state.
“Confidentiality Agreement” means the Confidentiality Agreement dated June 28, 2012 between Systagenix Wound Management Limited and KCI USA, Inc., as amended.

“Contract” means any contract, commitment, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license, whether written or oral.
“Credit Facility” means (i) the Senior Facilities Agreement dated as of November 26, 2008, as amended by and between (among others) the Company, J.P. Morgan Europe Limited and JPMorgan Chase International Limited and (ii) the Ancillary Agreement dated as of November 26, 2008, as amended by and between (among others) the Company and J.P. Morgan Europe Limited and JPMorgan Chase Bank, N.A.
“Customer” means the party to which the Company and its Subsidiaries sell the Wound Care Business Products and from which the Company and its Subsidiaries receive payment therefor. For the avoidance of doubt, it is understood that the majority of the Customers of the Company and its Subsidiaries are distributors.
“Diagnostic Entities” means those certain entities to be formed by Sellers which will assume the assets and liabilities of the Diagnostics Business pursuant to the Restructuring Transaction.
“Distribution Agreement” means the Distribution Agreement to be executed by Dutch Seller, the Diagnostic Entities and the Buyers or an Affiliate thereof in the form attached hereto as Exhibit A.
“Dutch Notarial Deed” means the notarial deed of sale, purchase and transfer of all issued shares in the share capital of the Company, to be executed in the Netherlands before a civil law notary of De Brauw Blackstone Westbroek (the “Dutch Notary”), substantially in the form of the draft included in Exhibit B.
“Employee” means each employee of the Company or any Subsidiary of the Company immediately prior to the Closing (after giving effect to the Restructuring Transaction), whether or not then actively at work, including any such employees who are on vacation leave, leave of absence or disability leave.
“Encumbrances” means, with respect to any property or asset, any liens, charges, encumbrances, security interests, pledges, rights of first refusal, restrictive easements, mortgages or deeds of trust or adverse claims of any kind.
“Environmental Law” means any statute, law, judgment, order, decree, ordinance, regulation, secondary legislation, rule, common law or guidance and/or technical standards having the force of law, in all cases, relating to the protection of the environment, natural resources and/or human health, pollution, or the treatment, storage, disposal, arrangement for disposal or transportation, handling or Release or threat of Release of or exposure to any Hazardous Substances.
“Equity Interests” means any share capital, capital stock, quota capital, partnership or limited liability company interest or other equity or voting interest (including any depository receipt in relation to any of the foregoing) or any security or evidence of indebtedness convertible into or exchangeable or exercisable for any share capital, capital stock, partnership or limited liability company interest or other equity interest, or any right, warrant or option to acquire any of the foregoing.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control (within the meaning of Section 4001(b)(1) of ERISA) with the Company or any of its Subsidiaries, or (ii) which, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(t) of the Code.
“Escrow Amount” means the sum of the General Escrow Amount and the Adjustment Escrow Amount.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.
“FDA Laws” means all laws administered by the FDA.
“Federal Healthcare Laws” means Titles XVII and XIX of the Social Security Act (“SSA”), as amended, including, without limitation, Sections 1128, 1128A and 1128B, 42 U.S.C. Sections 1320a-7, 7a and 7b, commonly referred to as the “Federal Anti-Kickback Statute” and SSA Section 1877, 42 U.S.C. Section 1395nn, commonly referred to as the “Stark Statute,” the administrative False Claims Act (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d, et seq.), the Civil False Claims Act (31 U.S.C. § 3729, et seq.), the Patient Protection and Affordable Care Act of 2010 (Public Law 111-148), The Fraud Enforcement and Recovery Act of 2009, Public Law 111-21, and all amendments thereto, comparable state laws, and all regulations promulgated under such laws.
“Federal Health Care Program” means any plan or program that provides health benefits, whether directly, through insurance, or otherwise, and that is funded directly, in whole or in part, by the United States government or a state health care program (except for the Federal Employees Health Benefits Program) or any state health care program as defined in 42 U.S.C. § 1320A-7b(f).
“Foreign Regulatory Entity” means any Competent Authority, Notified Body or other comparable foreign governmental or non-governmental regulatory entities.
“Fundamental Representations” means:
(a) with respect to the Sellers, those representations and warranties set forth in Sections 4.1(a), 4.1(c), 4.1(d), 4.3, 4.4, 4.17, 4.19 (subject to the provisions of Section 7.6(k)), 4.26 and 4.27; and

(b) with respect to the Buyers, those representations and warranties set forth in Sections 5.1(a), 5.1(c), and 5.3.
“General Escrow Account” means the account to which the General Escrow Amount will be placed into escrow.
“Global Leadership Team” means each of the individuals listed in the definition of Knowledge of the Company and each general manager of each Major Market.
“Governmental Authority” means any United States, European Union and Member State of the European Union or foreign national, federal, territorial, cantonal, multinational, state, county, provincial or municipal authority or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
“Hazardous Substances” means any hazardous, toxic or polluting substance, material or waste or any material, substance or waste defined in or regulated under, or that could result in any liability under, any Environmental Law, including petroleum or any derivative or by-product thereof, asbestos containing materials, radioactive materials and polychlorinated biphenyls.
“IFRS” means International Financial Reporting Standards.
“Healthpoint Agreement” means the Asset Purchase Agreement among Systagenix Wound Management, Limited, Systagenix Wound Management (US), Inc. and Systagenix Wound Management IP Co. B.V. and Healthpoint, Ltd dated as of May 27, 2011.
“Indebtedness” with respect to any Person, means, at any time without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services including those arising under any conditional sale (other than (x) trade payables not overdue by more than ninety (90) days and (y) capital equipment purchases), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the amount payable to Ethicon Inc. and the Johnson & Johnson Inc. affiliate in Poland as set forth on Section 1.1(b) of the Disclosure Letter to the extent not paid prior to the Closing, (e) all obligations of such Person as lessee under leases that are or should be capitalized in accordance with IFRS, (f) all payment obligations of such Person which are due and owing or drawn or funded (including as a result of the consummation of the transactions contemplated hereby) under acceptance, letter of credit, bank guarantees, performance or surety bonds or similar facilities other than any such obligations that become due as a result of the consummation of the Transactions contemplated hereby as set forth on Section 1.1(b) of the Disclosure Letter, (g) all termination payment or settlement obligations due and payable as of the Closing Date or as a result of the consummation of the transactions contemplated hereby in respect of interest, currency or other hedging, swap or other derivative agreements other than with respect to those currency swaps set forth on Section 1.1(b) of the Disclosure Letter (the “Retained Swaps”), (h) all payment obligations which are due and owing (including as a result of the consummation of the transactions contemplated hereby) of such Person to guarantee any Indebtedness, leases, dividends or other payment obligations of other Persons other than as described in clause (f) above, (i) the amount of the underfunding, calculated on the same basis as reported in the Financial Statements or internal accounts of the Company in each case in accordance with IFRS consistently applied, of any defined benefit plans and statutory termination or retirement indemnity plans of such Person, including the amounts set forth on Section 1.1(b) of the Disclosure Letter, (j) all outstanding liabilities relating to, or incurred in connection with, the employee restructuring activities of the Company or its Subsidiaries set forth on Section 1.1(b) of the Disclosure Letter, (k) all payment obligations of such Person due to Affiliates, equityholders or any directors of the Company or its Subsidiaries who are not Employees, including any monitoring, advisory or transaction fees and any amounts due and unpaid pursuant to Section 4.27 other than any amounts due to any Affiliates as a result of the consummation of the transactions contemplated hereby pursuant to clause (f) and (l) all indebtedness and other payment obligations referred to in clause (a) through clause (k) above of another Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment obligations; provided however that any Indebtedness specified under clause (a) of the definition of Intercompany Indebtedness shall not constitute Indebtedness for purposes of determining Estimated Closing Indebtedness and Closing Indebtedness.
“Independent Accounting Firm” means an internationally recognized independent accounting firm mutually agreed by the Buyers and the Sellers.
“Intellectual Property Rights” means any and all intellectual property rights in any jurisdiction, including all rights and interests pertaining to or deriving from: (a) patents and patent applications, reexaminations, reissues, extensions and counterparts claiming priority therefrom; (b) computer software and firmware, including data files, source code, object code and software-related specifications and documentation (collectively “Software”); (c) works of authorship, including any registrations and applications in connection therewith; (d) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory law and common law), business, technical and know-how information; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, together with any registrations and applications in connection therewith and the goodwill associated therewith; (f) design rights, whether registered or unregistered; and (g) domain names; including in each case any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority.
“Intercompany Indebtedness” means (a) all Indebtedness of the Company or any of its Subsidiaries due to or from the Company or any of its Subsidiaries, and (b) all Indebtedness of the Sellers or any of their respective Affiliates (excluding the Company and its Subsidiaries) due to or from the Company or any of its Subsidiaries.
“IRS” shall mean the Internal Revenue Service of the United States of America.
“Knowledge” means, in the case of the Sellers, the actual knowledge of Ernest Waaser, David Milner, Ray DeRise, Helen Trevor, William Pigg, Craig Kennedy, Paolo Di Vincenzo, Kathy Hohenberger, Simon Jackson, Jon Warrick and John Adam, as of the date hereof, in each case after reasonable investigation of the general managers of each Major Market and of the tax director.
“Major Market” means the United States, the United Kingdom, France, Germany, Italy, Canada, Brazil, South Africa, and Saudi Arabia.
“Material Adverse Effect” means any effect, condition, change, event, occurrence, state of facts or development that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets and liabilities, financial condition or results of operations of the Wound Care Business taken as a whole or (ii) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the transactions contemplated hereby; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (a) the failure of the Company or any of its Subsidiaries to meet their projections or forecasts; or (b) any adverse effect, change, event or development to the extent arising from or relating to (i) the economy in general, (ii) the securities, syndicated loan, credit or financial markets, (iii) the economic, business, financial or regulatory environment (including changes with respect to pricing or reimbursement by any insurance provider or other commercial entity or any governmental payor) generally affecting the industries or any geographic markets in which the Wound Care Business operates, (iv) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (v) changes, after the date hereof, in applicable Law or IFRS (or the applicable accounting standards in any jurisdiction outside of the European Union) or the required application thereof, (vi) the announcement of the Buyers as the acquirer of the Purchased Interests or performance required by the terms of this Agreement including any loss of employees or customers resulting therefrom, (vii) changes or effects that are the result of actions or omissions of the Buyers or any Affiliate of the Buyers or actions or omissions of the Sellers or any of their Affiliates and specifically consented to by the Buyers or (viii) currency fluctuations; provided, further, that (1) with respect to clause (a) hereto, any underlying cause for any such failure shall not be excluded and (2) with respect to clauses (b)(i), (ii), (iii), (iv) and (v) hereto, only to the extent any such effect, condition, change, event, occurrence, state of facts or development does not have a materially disproportionate effect on the Wound Care Business as compared to other industry participants in the relevant geographic markets in which the Wound Care Business operates.
“Net Cash Amount” means, with respect to the Company and its Subsidiaries, after giving effect to the Restructuring Transaction, the aggregate amount of cash on hand, in lockboxes or in other bank accounts as of 12:01 a.m. on the Closing Date minus any Restricted Cash and the aggregate amount of outstanding and unpaid checks issued as of that date and time and subject to any other adjustments to cash, and as would appear on a balance sheet prepared, in accordance with IFRS as consistently applied by the Company in the Financial Information minus any cash held or payable in connection with the Retained Swaps.
“Net Working Capital” means current assets less current liabilities of the Company and its Subsidiaries as of 12:01 a.m. on the Closing Date calculated in accordance with IFRS and as consistently applied by the Company and following the Company's customary practices and methodologies used in the preparation of the audited financial statements for the 52 weeks ended December 30, 2012; provided, however, that Net Working Capital shall exclude (i) cash and cash equivalents to the extent included in the calculation of the Net Cash Amount (including Restricted Cash), (ii) Indebtedness to the extent included in Closing Indebtedness, (iii) all current assets and current liabilities of the Diagnostics Business, (iv) receivables subject to Section 7.16, (v) all income tax assets and liabilities (vi) Restructuring Expenses and (vii) Transaction Expenses. Section 1.1(c) of the Disclosure Letter sets forth the Example Schedule of Net Working Capital.
“Non-U.S. Plan” means any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by the Sellers, the Company, any ERISA Affiliate or any of their respective Subsidiaries primarily for the benefit of Employees, directors or consultants of the Company or its Subsidiaries (or former employees, directors or consultants of the Company or its Subsidiaries) residing outside the United States, which plan, fund, or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement, payments to be made upon termination of employment or payment of any other fringe benefit.
“Notified Body” means a certification organization, which the Competent Authority of an European Union member state designates to carry out one or more of the conformity assessment procedures according to the medical device directives.
“Order” means any temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, decree, ruling, determination, directive whether civil, criminal or administrative, of any Governmental Authority.
“Organizational Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs (including certificate or articles of incorporation, certificate of formation, memorandum of association, articles of association, partnership agreements, constitutional documents, bylaws or operating agreements).
“Participant” means any current or former employee, director or consultants of the Company or its Subsidiaries participating in any Company Plan or Non-U.S. Plan.
“Permitted Encumbrance” means (a) such Encumbrances as are set forth in Section 1.1(d) of the Disclosure Letter, (b) mechanics’, carriers’, workmen’s or repairmen’s liens or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet due and payable, (c) Encumbrances on tangible personal assets arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (d) Encumbrances for Taxes and other governmental charges that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings, (e) restrictions under leases, subleases, licenses or occupancy agreements, (f) easements, covenants, rights-of-way and other similar restrictions of record which are not violated by the Sellers, the Company or any of the Subsidiaries of the Company, (g) (i) zoning, building and other similar restrictions which are not violated by the current use and operation of the real property subject thereto; and (ii) Encumbrances that have been placed by any developer, landlord or other third party on property over which the Sellers, the Company or any Subsidiary of the Company have easement rights and subordination or similar agreements relating thereto and (h) other imperfections of title or encumbrances, if any, that, for clauses (a) through (h), individually or in the aggregate, do not materially impair, and are not reasonably likely to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Wound Care Business.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, a Governmental Authority or any other entity or organization.
“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Taxes” shall mean all liabilities for Taxes of the Company and its Subsidiaries attributable to all Pre-Closing Tax Periods. In the case of any Straddle Period, for purposes of calculating the liability of the Company and its Subsidiaries for Pre-Closing Taxes, the amount of Taxes for the entire Straddle Period attributable to a Pre-Closing Tax Period shall be determined: (a) with respect to Taxes based upon or related to income, gain, sales (including, for the avoidance of doubt, VAT), receipts or payroll, according to an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), and (b) with respect to all other Taxes, by multiplying the amount of such Taxes for the entire Straddle Period by a fraction (i) the numerator of which is the number of days in such Straddle Period up to and including the Closing Date and (ii) the denominator of which is the number of days in such Straddle Period; provided, however, any Taxes for a Straddle Period arising out of or otherwise attributable to any action or actions outside of the ordinary course of business taken or caused to be taken by the Buyers or any of their Affiliates (including the Company and its Subsidiaries) on the Closing Date following the Closing shall be allocated to the Post-Closing Tax Period. For the avoidance of doubt, any Medical Device Excise Tax will be a Straddle Period item that would be determined pursuant to clause (a) above.
“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending as of the ending of the Closing Date.
“Proceeding” means any proceeding, complaint, claim, demand, hearing, inquiry, audit or investigation by or before any Governmental Authority or arbitral tribunal.
“Release” means any release, spill, leak, discharge, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape.
“Restricted Cash” means all cash and cash equivalents that are not freely useable by the Company or its Subsidiaries (including U.S. Corp) because they are subject to restrictions or limitations on use or distribution by law, Contract or otherwise, including restrictions on dividends and repatriations and including any Taxes imposed on any such distribution to the extent such Taxes would result from the distribution by any Subsidiary of such cash and cash equivalents to the Company; provided no such restriction shall exist because of limited distributable reserves of a foreign Subsidiary if, and to the extent, such distributable reserves may be increased with reasonable steps (and in such case, Restricted Cash shall include an amount equal to any costs, expenses and Taxes related to such steps). Notwithstanding the foregoing, (i) any cash and cash equivalents that are held by a foreign Subsidiary solely as a result of the movement of such cash and cash equivalents in implementing the Qualifying Plan described in Section 7.6(j) shall not be Restricted Cash and (ii) all cash and cash equivalents located in accounts of the Company and its Subsidiaries in Brazil and South Africa are not Restricted Cash, to the extent such cash and cash equivalents are freely transferable within Brazil or South Africa, as applicable, and any restriction thereon relates solely to the ability to expatriate such cash and cash equivalents from such country and provided that no further cash amounts are loaned or otherwise transferred to or into Brazil or South Africa after the date hereof. “Restructuring Expenses” means all Taxes, liabilities, costs and expenses incurred in connection with the Restructuring Transaction contemplated herein, including those which are disclosed on Section 1.1(e) of the Disclosure Letter for which the Company or any Subsidiary of the Company shall be obligated as of or following the Closing.
“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller Indemnified Party” means each Seller.
“Subsidiary” of any Person means, on any date, any other Person (a) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as of such date or (b) of which securities or other ownership interests representing more than fifty percent (50%) of the Equity Interests or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person. Any Person that formerly met the criteria set forth in clause (a) or (b) above shall also be considered a Subsidiary of the applicable Person for purposes of this Agreement.
“Target Net Working Capital” means $45,000,000.
“Tax” means (i) any federal, national, cantonal, state, local, foreign or other tax, charge, fee, impost, levy or other assessment by any Governmental Authority, including any net income, gross receipts, capital gain, sales, use, ad valorem, value added, transfer, realty transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupancy, occupation, property and estimated tax, customs duty, fee, assessment or any charge of any kind in the nature of Taxes, together with any interest, penalty, fine or addition thereto, whether disputed or not and (ii) any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.
“Tax Returns” means all reports, returns, declarations, claims for refund, or information returns or statements filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxing Authority” means any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.
“Transaction Documents” means this Agreement, the Dutch Notarial Deed, the Transition Services Agreement, the Distribution Agreement and the Escrow Agreement.
“Transaction Expenses” means, without duplication, (i) all costs and expenses of the Sellers, the Company and any Subsidiary of the Company in connection with the proposed sale of the Purchased Interests and the other transactions contemplated hereby which are unpaid as of the Closing other than Restructuring Expenses, including the aggregate amount of any lost tax deduction to the Company or its Subsidiaries due to the payment of any “excess parachute payments” under Section 280G of the Internal Revenue Code but not including any lost deduction resulting from any new arrangements entered into by the Company or its Subsidiaries or any Buyer or any Affiliate of any Buyer in respect of the period on or after the Closing that would result in any excess parachute payment and (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any third parties by or on behalf of the Company or any of its Subsidiaries as a result of or in connection with the transactions contemplated hereby, including in connection with the implementation of alternative arrangements to replace the letters of credit and guarantees set forth on Section 7.15 of the Disclosure Letter, in each case, for which the Company or any of its Subsidiaries is or will be liable following the Closing, including any such costs and expenses incurred by the Sellers, the Company and any Subsidiary of the Company in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants).
“Transition Services Agreement” means that certain Transition Services Agreement to be entered into at the Closing by and among the Buyers, the Company and the Sellers or any of their respective Affiliates in the form attached hereto as Exhibit C.
“Treasury Regulations” means final and temporary regulations promulgated under the Code, as such regulations are amended from time to time.
“VAT” means value added tax or any other tax of a similar nature (including sales tax or a tax instead of or in addition to value added tax) applicable in any jurisdiction.
“Wound Care Business Products” means those products of the Company or its Subsidiaries set forth in Section 4.20(a)(ii) of the Disclosure Letter.

Section 1.2.    Other Defined Terms. The following terms are defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Acquisition Proposal	Section 7.10

Adjustment Escrow Amount	Section 2.2(c)(ii)

Agreed Amount	Section 10.4

Agreement	Preamble

Allocation	Section 2.2(i)

Bankruptcy and Equity Exceptions	Section 4.1(d)

Base Purchase Price	Section 2.2(a)

Business Counterpart	Section 4.23

Buyer Tax Act	Section 7.6(e)

Buyers	Preamble

Cap	Section 10.5(b)

Civil Code	Section 2.1(b)

Claim Amount	Section 10.4

Claim Notice	Section 10.4

Closing	Section 3.1

Closing Date	Section 3.1

Closing Statement	Section 2.2(d)

Company	Recitals

Company License Agreements	Section 4.16(b)

Company Representative	Section 4.23

Cross-Border Intercompany Indebtedness	Section 7.6(j)

Damages	Section 10.1

Diagnostics Business	Recitals

Disclosure Letter	Section 4.2

Dutch Buyer	Preamble

Dutch Closing Purchase Price	Section 2.2(a)

Dutch Interests	Recitals

Dutch Notary	Definitions

Dutch Purchase Price	Section 2.2(a)

Dutch Seller	Preamble

Employee Representatives	Section 4.14(b)

End Date	Section 9.1(b)

Environmental Permits	Section 4.18(a)(i)

Escrow Agent	Section 2.2(c)(ii)

Escrow Agreement	Section 2.2(c)(ii)

Estimated Capex Adjustment	Section 2.2(b)

Estimated Closing Indebtedness	Section 2.2(b)

Estimated Net Cash Amount	Section 2.2(b)

Estimated Net Working Capital	Section 2.2(b)

Estimated Restructuring Expenses	Section 2.2(b)

Estimated Transaction Expenses	Section 2.2(b)

FCPA	Section 4.23

Financial Information	Section 4.5(a)

General Escrow Amount	Section 2.2(c)(ii)

Government Official	Section 4.23

Indemnified Party	Section 10.3(a)

Indemnifying Party	Section 10.3(a)

Indemnity Deductible	Section 10.5(a)

Insurance Policies	Section 4.22

Interim Balance Sheet Date	Section 4.5(a)

Law	Section 4.2

Leased Real Property	Section 4.21(b)

Leases	Section 4.21(b)

Major Market Product Registrations	Section 4.20(a)

Material Contracts	Section 4.12(a)

Noncompete Period	Section 7.8(b)

Notice of Objections	Section 2.2(e)

Permit	Section 4.9(b)

Post-Closing Tax Attribute	Section 7.6(c)

Pre-Closing Action	Section 7.14(a)

Pre-Closing Statement	Section 2.2(b)

Pro Forma Financial Statements	Section 4.5(a)

Product Registrations	Section 4.20(a)

Purchase Price	Section 2.2(a)

Purchased Interests	Recitals

Qualifying Plan	Section 7.6(j)

Reports	Section 4.18(a)(vi)

Representative	Section 7.10

Restructuring Transaction	Section 6.1

Sellers	Preamble

Seller Cap	Section 7.6(j)

Shortfall	Section 2.2(h)(i)

Software	Definitions

Subsequent Financial Statements	Section 7.9(a)

Tax Claim	Section 7.6(g)(i)

Third-Party Claim	Section 10.3(a)

Third-Party Claim Notice	Section 10.3(a)

Titled Real Property	Section 4.21(a)

Transfer Taxes	Section 7.6(f)

U.S. Buyer	Preamble

U.S. Closing Purchase Price	Section 2.2(a)

U.S. Corp.	Recitals

U.S. Interests	Recitals

U.S. Purchase Price	Section 2.2(a)

U.S. Seller	Preamble

WARN Act	Section 4.14(c)

Wound Care Business	Recitals

Section 1.3.    Other Definitional Provisions.
(a)    The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” is not exclusive. The phrase “to the extent” means the degree by which, not if.
(b)    The terms defined in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time is amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. All references to “dollars” or “$” mean United States dollars. The term “foreign” shall mean non-United States.
ARTICLE II
PURCHASE AND SALE OF THE EQUITY INTERESTS
Section 2.1.    Purchase of the Shares. At the Closing, on the terms and subject to the conditions of this Agreement:
(a)    U.S. Seller will sell, transfer and assign to U.S. Buyer, and U.S. Buyer will purchase from U.S. Seller, all of the U.S. Interests, free and clear of all Encumbrances; and
(b)    the Dutch Seller will sell, transfer and assign to Dutch Buyer, and Dutch Buyer will purchase from Dutch Seller, all of the Dutch Interests, free and clear of all Encumbrances; the transfer of the Dutch Interests will be effected by execution of the Dutch Notarial Deed in accordance with section 2:196 of the Civil Code of the Netherlands (Burgerlijk Wetboek) (the “Civil Code”).
Section 2.2.    Purchase Price Payment.
(a)    Purchase Price. The aggregate purchase price to be paid by the Buyers on the Closing Date for the Purchased Interests shall be equal to $485,000,000, consisting of $65,000,000 to be paid by U.S. Buyer in respect of the U.S. Interests (“U.S. Purchase Price”) and $420,000,000 to be paid by Dutch Buyer in respect of the Dutch Interests (“Dutch Purchase Price” and, together with the U.S. Purchase Price, the “Base Purchase Price”), (i) minus the amount, if any, by which the Target Net Working Capital exceeds the Estimated Net Working Capital, (ii) plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital, (iii) plus the Estimated Net Cash Amount, (iv) minus the Estimated Closing Indebtedness, (v) minus the Estimated Transaction Expenses, (vi) minus the Estimated Restructuring Expenses, (vii) minus the Estimated Capex Adjustment, and (viii) minus the Escrow Amount with such additions and deductions to the Base Purchase Price being allocated between the U.S. Purchase Price and the Dutch Purchase Price to the extent such adjustments relate to the U.S. Interests or

Dutch Interests as applicable (the “U.S. Closing Purchase Price” and the “Dutch Closing Purchase Price”). The U.S. Closing Purchase Price and the Dutch Closing Purchase Price, as adjusted pursuant to Section 2.2(h), is referred to in this Agreement as the “Purchase Price”.
(b)    Pre-Closing Statement. The Sellers will prepare or cause to be prepared and delivered to the Buyers at least five (5) Business Days prior to the Closing a statement (the “Pre-Closing Statement”) setting forth their good faith calculation of Net Working Capital which shall be equal to Target Net Working Capital unless such calculation is at least one million dollars greater than or less than Target Net Working Capital (the “Estimated Net Working Capital”), Net Cash Amount, (the “Estimated Net Cash Amount”), Closing Indebtedness (the “Estimated Closing Indebtedness”), Transaction Expenses (the “Estimated Transaction Expenses”), Restructuring Expenses (the “Estimated Restructuring Expenses”), the Capex Adjustment (the “Estimated Capex Adjustment”), the U.S. Closing Purchase Price, the Dutch Purchase Price and payment instructions for the payment of the U.S. Closing Purchase Price and the Dutch Closing Purchase Price, the Escrow Amount and for each third party payee with respect to Transaction Expenses and, if applicable, the Restructuring Expenses. In connection with the preparation of the Pre-Closing Statement (and prior to delivery thereof in accordance with the immediately prior sentence), the Sellers shall consult in good faith with the Buyers regarding the amounts and calculations therein, provide the Buyers with reasonable supporting documentation for the calculations included therein, including a statement detailing cash held on an entity by entity basis, make the financial records of the Company and its Subsidiaries reasonably available to the Buyers in connection therewith and consider in good faith any comments or modifications from the Buyers.
(c)    Payments and Deliveries. At the Closing, on the terms and subject to the conditions of this Agreement,
(i)    the U.S. Buyer shall pay the U.S. Seller, the U.S. Closing Purchase Price; and
(ii)    the Dutch Buyer shall(A) place in escrow (I) FORTY MILLION DOLLARS ($40,000,000) (the “General Escrow Amount”), and (II) EIGHT MILLION DOLLARS ($8,000,000) (the “Adjustment Escrow Amount” by wire transfer of immediately available funds to Wells Fargo, N.A. (the “Escrow Agent”), who shall hold the Escrow Amount in accordance with the terms of the Escrow Agreement attached hereto as Exhibit D (the “Escrow Agreement”), (B) pay to the Dutch Sellers, the Dutch Closing Purchase Price by wire transfer of immediately available funds and (C) pay to the applicable third parties, the Estimated Transaction Expenses in immediately available funds, each in accordance with written instructions delivered to the Buyers in the Pre-Closing Statement.
(d)    Closing Statement. Within ninety (90) days following the Closing Date, the Buyers shall prepare and deliver to the Sellers, a statement (the “Closing Statement”) setting forth their good faith calculation of Net Working Capital, which shall be equal to Target Net Working Capital unless such calculation is at least one million dollars greater than or less than Target Net Working Capital, the Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment and the adjustments, if any, required to be made to the Purchase Price pursuant to Sections 2.2(h) and (i).

(e)    Review by the Sellers. The Sellers shall have a period of forty-five (45) days following delivery of the Closing Statement to notify the Buyers of any disagreements with the calculations of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses or the Capex Adjustment set forth in the Closing Statement by delivering a written notice setting forth their objections (the “Notice of Objections”). During such forty-five (45) day period, the Buyers agree to provide, or cause to be provided, to the Sellers timely access to all materials and information in the Buyers’, the Company’s or its Subsidiaries’ possession or control or the possession or control of their accountants (upon execution of such accountant’s standard waiver letters) regarding or related to the preparation of the Closing Statement. If the Sellers do not deliver to the Buyers the Notice of Objections within such forty-five (45) day period, the Closing Statement and the computations of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment therein shall become final and the Sellers shall have no further right to disagree therewith, and the payment of any adjustments shall be made based on the Closing Statement delivered under Section 2.2(d). If the Sellers timely deliver the Notice of Objections, then the Sellers, on the one hand, and the Buyers, on the other, shall endeavor in good faith to resolve any disputed matters within thirty (30) days after the Buyers’ receipt of the Notice of Objections. If all disputed matters are resolved during such thirty-day period, the Closing Statement and the computations of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses , Restructuring Expenses and the Capex Adjustment, with such changes as may be agreed upon in writing by the Sellers and the Buyers, shall be final and binding.
(f)    Independent Review. In the event the Sellers and the Buyers do not agree upon Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment within thirty (30) days after delivery by the Sellers of the Notice of Objections, the Sellers, and the Buyers shall submit the dispute to the Independent Accounting Firm for binding arbitration of disputed matters only. The Sellers, and the Buyers shall provide to the Independent Accounting Firm the Closing Statement and the computations of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment and any other documents or information that the Independent Accounting Firm deems pertinent to make a final and binding determination of any issues as to which the parties are in disagreement. The Independent Accounting Firm shall be requested to advise the parties of its decision relative to the controversy within forty five (45) days after receipt of the applicable statements and other documents or information that the Independent Accounting Firm has requested. The terms of appointment and engagement of the Independent Accounting Firm shall be as agreed upon between the Sellers and the U.S. Buyer , and any associated engagement fees shall initially be borne 50 percent by the Sellers and 50 percent by the U.S. Buyer; provided, however, that the fees and expenses of the Independent Accounting Firm shall, upon resolution of the dispute, be borne by the Sellers, on the one hand, and the U.S. Buyer, on the other hand, in inverse proportion as they may prevail on matters resolved by the Independent Accounting Firm, which proportionate allocations shall also be determined by the Independent Accounting Firm at the time the determination of the Independent Accounting Firm is rendered on the merits of the matters submitted. The Sellers and the U.S. Buyer shall enter into an engagement letter with the Independent Accounting Firm, including customary indemnity and other provisions. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether (i) there were mathematical errors in the Closing Statement and (ii) the Closing Statement was prepared in accordance with this Agreement. In resolving any disputed item, the Independent Accounting Firm shall be bound by the principles set forth in this Agreement and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Sellers, on the one hand, and the U.S. Buyer, on the other hand, shall bear the fees of their respective counsel, accountants and other representatives incurred in connection with the determination and review of the calculations of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment.
(g)    During the review by the Independent Accounting Firm, the Buyers and the Sellers shall make available to the Independent Accounting Firm such individuals and such information, books, records and work papers as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.2(f); provided, however, that the independent accountants of the Sellers, on the one hand, or U.S. Seller and the Buyers, on the other hand, shall not be obligated to make any working papers available to the Independent Accounting Firm unless and until the Independent Accounting Firm has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.
(h)    Payment of Post-Closing Adjustments. Within five (5) Business Days after the final determination of Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment as provided for in Sections 2.2(e) or (f), as the case may be:
(i)    if the Closing Purchase Price calculated pursuant to Section 2.2(a) substituting Net Working Capital, which shall be equal to Target Net Working Capital unless such calculation is at least one million dollars greater than or less than Target Net Working Capital, Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses the Capex Adjustment for Estimated Net Working Capital, Estimated Net Cash Amount, Estimated Closing Indebtedness, Estimated Transaction Expenses, Estimated Restructuring Expenses and the Estimated Capex Adjustment is less than the Closing Purchase Price paid at the Closing, the Buyers and the Sellers shall execute a joint written authorization instructing the Escrow Agent to, (x) if such difference (the “Shortfall”) is less than or equal to the amount in the Adjustment Escrow Account (A) pay to the Buyers from the Adjustment Escrow Account an amount, in immediately available funds, equal to the Shortfall and (B) distribute the remaining funds (if any) to the Dutch Seller or (y) if the Shortfall is greater than the amounts in the Adjustment Escrow Account, pay the Shortfall, first from the Adjustment Escrow Account and then from the General Escrow Account; it being understood that the Sellers shall, or shall cause to be, deposited into the General Escrow Account such additional funds equal to any amounts as are paid to the Buyers under clause (y) of this Section 2.2(h)(i); or
(ii)    if the Closing Purchase Price calculated pursuant to Section 2.2(a) substituting Net Working Capital, which shall be equal to Target Net Working Capital unless such calculation is at least one million dollars greater than or less than Target Net Working Capital,

Net Cash Amount, Closing Indebtedness, Transaction Expenses, Restructuring Expenses and the Capex Adjustment for Estimated Net Working Capital, Estimated Net Cash Amount, Estimated Closing Indebtedness, Estimated Transaction Expenses, Estimated Restructuring Expenses and the Estimated Capex Adjustment is greater than the Closing Purchase Price paid at the Closing, (x) the Buyers and the Sellers shall execute a joint written authorization instructing the Escrow Agent to distribute the funds in the Adjustment Escrow Account to the Sellers and (y) the Buyers shall pay or cause to be paid, to the Sellers such excess by wire transfer of immediately available funds in accordance with written instructions delivered to the Buyers by the Sellers.
(i)    Purchase Price Allocation. The Sellers and the Buyers have agreed to the allocation of the Purchase Price among the U.S. Interests and the Dutch Interests (as specified herein, the “Allocation”). Each of the Sellers and the Buyers acknowledge that the Allocation was done at arm’s length based upon a good faith estimate of fair market values. Adjustments pursuant to Section 2.2(h) and other post-Closing adjustments, if any, to the Purchase Price shall be allocated to the Purchased Interests to which the adjustment relates. The Purchase Price allocation to such Person shall be correspondingly increased or decreased.
(j)    Notwithstanding anything else in this Agreement, (i) any indemnification obligation of the Sellers for Taxes pursuant to this Agreement shall be reduced to the extent of the amount of any such Tax which was reflected as an accrued Tax liability in the final determination of Net Working Capital, and (ii) the Sellers shall not receive any refund of Taxes or otherwise recover any amount for Taxes pursuant to this Agreement to the extent of the amount of any such Tax which was reflected as an accrued Tax asset in the final determination of Net Working Capital.
(k)    Tax Withholding. Notwithstanding anything to the contrary contained herein, each of the Buyers shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as such Buyer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
ARTICLE III
CLOSING
Section 3.1.    Closing Date. The closing of the purchase and sale of the Purchased Interests (the “Closing”) shall take place at the offices of Jones Day, 222 East 41st Street, New York, New York, 10017 (with the exception of the execution of the Dutch Notarial Deed, which shall take place at the offices of De Brauw Blackstone Westbroek, Claude Debussylaan 80, Amsterdam, the Netherlands), at 9:30 a.m. Eastern Time on the third (3rd) Business Day following the satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that are to be satisfied at the Closing, but subject to their satisfaction or waiver), or at such other place, time or date as the Buyers and the Sellers may agree in writing (such time and date being referred to herein as the “Closing Date”).

Section 3.2.    Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered the following items:
(a)    to Dutch Buyer, a certificate of a duly authorized officer of the Dutch Seller, given by such Person on behalf of Dutch Seller and not in such Person’s individual capacity, certifying to the effect that the conditions set forth in Sections 8.1(a) and (b) have been satisfied;
(b)    to U.S. Buyer, a certificate of the Secretary of U.S. Seller, given by such Person on behalf of U.S. Seller and not in such Person’s individual capacity, certifying to the effect that the conditions set forth in Sections 8.1(a) and (b) have been satisfied;
(c)    to Dutch Buyer, a copy of a unanimous resolution of the members of Dutch Seller approving the execution of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents;
(d)    to U.S. Buyer, a copy of a unanimous resolution of the board of directors of U.S. Seller approving the execution of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents;
(e)     to the Buyers, a certification, in such form as may be reasonably requested by counsel to the Buyers and conforming to the requirements of the Code and Treasury Regulations, certifying to such facts as to establish that the sale of the Purchased Interests is exempt from withholding pursuant to Section 1445 of the Code;
(f)    to U.S. Buyer, the certificates representing all of the U.S. Interests, which shall be either duly endorsed or accompanied by stock powers duly executed by U.S. Seller in favor of U.S. Buyer;
(g)    to the Buyers, a copy of the Transition Services Agreement duly executed by Sellers and the Diagnostics Entities;
(h)    to the Buyers and the Escrow Agent, a copy of the Escrow Agreement duly executed by the Sellers;
(i)    to the Buyers, a copy of the Distribution Agreement duly executed by the Sellers and the Diagnostics Entities;
(j)    to the Buyers, an acknowledgement signed by the Diagnostics Entities agreeing to be bound to this Agreement as a party hereof and subject to the obligations of the Sellers herein for the purposes of Sections 7.1(c), 7.3, 7.5, 7.6, 7.8 and Article X, in each case, on a joint and several basis;
(k)    executed resignations, effective as of the Closing Date, of each director of the Company and its Subsidiaries requested by the Buyers in writing no later than thirty (30) days prior to the Closing; and

(l)    a customary pay-off letter of the Credit Facility and termination statements of any Encumbrances therewith.
Section 3.3.    Deliveries by the Buyers. At the Closing, the Buyers shall deliver or cause to be delivered the following items:
(a)    to Dutch Seller, a certificate of an officer of Dutch Buyer, given by him on behalf of Dutch Buyer and not in such Person’s individual capacity, to the effect that the conditions set forth in Sections 8.2(a) and (b) have been satisfied;
(b)    to U.S. Seller, a certificate of an officer of U.S. Buyer, given by him on behalf of U.S. Buyer not in such Person’s individual capacity, to the effect that the conditions set forth in Sections 8.2(a) and (b) have been satisfied;
(c)    to Dutch Seller, a copy of a unanimous resolution of the members of Dutch Buyer approving the execution of the Transaction Documents, the power of attorney and the consummation of the transactions contemplated by the Transaction Documents;
(d)    to U.S. Seller, a copy of a unanimous resolution of the members of U.S. Buyer approving the execution of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents;
(e)    to U.S. Seller, the U.S. Closing Purchase Price paid in accordance with Section 2.2(c);
(f)    to Dutch Seller, the Dutch Closing Purchase Price paid in accordance with Section 2.2(c).
(g)    to the Escrow Agent, the Escrow Amount paid in accordance with Section 2.2(c);
(h)    to the Sellers and the Diagnostics Entities, a copy of the Transition Services Agreement duly executed by the Buyers;
(i)    to the Sellers and the Escrow Agent, a copy of the Escrow Agreement duly executed by the Buyers; and
(j)    to the Sellers and the Diagnostics Entities, a copy of the Distribution Agreement duly executed by the Buyers or a controlled Affiliate of Buyers.
Section 3.4.    Deliveries to the Dutch Notary. Prior to or at the Closing, as the case may be:
(a)    Dutch Seller shall deliver or cause to be delivered to the Dutch Notary the following items:

(i)    a power of attorney of Dutch Seller and the Company empowering certain lawyers and paralegals working with De Brauw Blackstone Westbroek to execute the Dutch Notarial Deed, in a form acceptable to the Dutch Notary, and, if required by the Dutch Notary, notarized and fixed with an apostille;
(ii)    the original shareholders register of the Company; and
(iii)    joint written instruction, executed by Dutch Seller or its legal counsel, instructing the Dutch Notary to execute the Dutch Notarial Deed.
(b)    Dutch Buyer shall deliver or cause to be delivered to the Dutch Notary the following items:
(i)    a power of attorney by Dutch Buyer empowering certain lawyers and paralegals working with De Brauw Blackstone Westbroek to execute the Dutch Notarial Deed, in a form acceptable to the Dutch Notary, and, if required by the Dutch Notary, notarized and fixed with an apostille; and
(ii)    joint written instruction, executed by Dutch Buyer or its legal counsel, instructing the Dutch Notary to execute the Dutch Notarial Deed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Except as set forth on the Disclosure Letter (subject to Section 11.5 hereof), the Sellers hereby represent and warrant, jointly and severally, to the Buyers as follows:
Section 4.1.    Organization; Authority; Enforceability.
(a)    Each of the Sellers, the Company and each Subsidiary of the Company has been duly organized or incorporated and is validly existing, in each case, under the laws of the jurisdiction in which it is organized or incorporated.
(b)    Each of the Sellers, the Company and each Subsidiary of the Company is duly qualified or otherwise authorized to act as a legal entity and is in good standing or with similar status under the laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified, authorized or in good standing would not be material to the Company and its Subsidiaries, taken as a whole.
(c)    Each of the Sellers, the Company and each Subsidiary of the Company has all requisite corporate or other similar power and authority to own, lease and operate its properties and other assets and to carry on its businesses as now conducted.
(d)    The execution, delivery and performance of each of the Transaction Documents by the Sellers has been duly authorized and approved by all necessary corporate action on the part of each of the Sellers. Each of the Sellers has all requisite power and authority to enter into each Transaction Document and to perform the obligations, and consummate the transactions, contemplated therein. This Agreement has been and, as of the Closing, each other Transaction Document will be, duly and validly executed and delivered by each of the Sellers and constitutes or with respect to the other Transaction Documents, as of the Closing, will constitute a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws relating to or affecting creditors’ rights and subject to general principles of equity, including the principles applicable to fiduciaries, regardless of whether such enforceability is considered in a Proceeding in equity or at law (the “Bankruptcy and Equity Exceptions”).
(e)    True and complete copies of the minute books, stock books and stock transfer records of the Company and its Subsidiaries have been made available to the Buyers, which, in all material respects, contain true and complete minutes and records of all meetings, proceedings and other actions of the shareholders and board of directors (or comparable bodies) of the Company and its Subsidiaries.
Section 4.2.    No Conflict. Except as set forth in Section 4.2 of the Disclosure Letter delivered by the Sellers to the Buyers concurrently with the execution of this Agreement (the “Disclosure Letter”), neither the execution and delivery by either Seller of the Transaction Documents nor the consummation by such Seller of the transactions contemplated therein does or will (with or without the passage of time or giving of notice or both): (i) constitute a breach of or violate, conflict with or give rise to or create any right or obligation under any Organizational Documents of such Seller, the Company or any Subsidiary of the Company, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority except (a) in connection with the Antitrust Filings or (b) where the failure to obtain such consent, approval, authorization, permit or action, or to make such filing or notification, (x) would not prevent or materially delay the consummation by such Seller of the transactions contemplated by this Agreement and (y) would not be material to the Company and its Subsidiaries, taken as a whole, (iii) violate any law, statute, code, ordinance, regulation or rule of any Governmental Authority (“Law”) or any judgment, injunction, order or decree of any Governmental Authority to which such Seller, the Company or any Subsidiary of the Company is subject or (iv), conflict with, or result in any violation or breach of, or constitute a default (or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or loss of any benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any Encumbrance on the Company’s assets under, any of the terms, conditions or provisions of any Contract or Permit of the Sellers, the Company or its Subsidiaries except in the case of clauses (iii) and (iv) where such violation, conflict, consent or right would not have a Material Adverse Effect.
Section 4.3.    Subsidiaries. Section 4.3 of the Disclosure Letter contains a list of each Subsidiary of the Company, including its name, its jurisdiction of incorporation or formation and its issued capital stock or other Equity Interests. Except as set forth in Section 4.3 of the Disclosure Letter, (a) all of the issued and outstanding Equity Interests of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Encumbrances, and are duly authorized and validly issued, free of preemptive rights, right of first offer, right of first refusal, co-sale rights or any other third party rights and, as to Equity Interests of corporate Subsidiaries, are fully paid and non‑assessable (where applicable), (b) there is no subscription, option, warrant, call right, agreement or commitment relating to the issuance, sale, delivery, transfer or redemption by any Subsidiary of the Company (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock, partnership capital or equivalent of any Subsidiary of the Company or to make any payment based on the value of any Equity Interests of such Subsidiary (other than any such subscription, option, warrant, call right, agreement or commitment in favor of the Company or any wholly-owned Subsidiary of the Company), (c) other than the Organizational Documents, there are no voting trusts or other agreements to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound with respect to voting the Equity Interests of any of their respective Subsidiaries or relating to the rights of any Person, whether or not an equityholder, to any proceeds, income, revenue or other economic entitlement in respect of such Subsidiary, (d) neither the Company (other than with respect to its Subsidiaries listed in Section 4.3 of the Disclosure Letter) nor any of its Subsidiaries owns any Equity Interest in any other Person, and (e) the Organizational Documents of Systagenix Brasil Importação e Comércio de Produtos Médicos-Hospitalares Ltda. have been filed with the São Paulo State Board of Trade (Junta Comercial do Estado de São Paulo - JUCESP) in Brazil.
Section 4.4.    Capital Structure.
(a)    The total authorized share capital of the Company consists of 89,000 shares A, par value €1 per share, of which 18,000 are validly issued and outstanding, and 1,000 shares B, par value €1 per share, of which 1 is validly issued and outstanding. The total authorized share capital of the U.S. Corp consists of 1,000 shares of common stock, par value $0.01 per share, of which 1 share is validly issued and outstanding.
(b)    The Dutch Interests are the only issued and outstanding Equity Interests of the Company and the U.S. Interests are the only issued and outstanding Equity Interests of the U.S. Corp. Dutch Seller owns and beneficially holds all of the Dutch Interests, and U.S. Seller owns and beneficially holds all of the U.S. Interests. The Purchased Interests have been duly authorized, validly issued and are fully-paid, all in compliance with all Laws, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights and there are no Contracts with, or rights in favor of any Person with respect to any Equity Interests of the Company or U.S. Corp.
(c)    Section 4.4(c) of the Disclosure Letter sets forth a complete list of (i) all Indebtedness of the Company or its Subsidiaries and (ii) all Intercompany Indebtedness, in each case as of June 30, 2013. Since June 30, 2013 through the date hereof, there have been no material changes in Intercompany Indebtedness other than in the ordinary course of business consistent with past practice.
Section 4.5.    Financial Information.

(a)    Section 4.5(a) of the Disclosure Letter sets forth (i) the audited consolidated financial statements of the Company and its Subsidiaries as of January 2, 2011, January 1, 2012 and December 30, 2012 (comprised of the consolidated statements of financial position, comprehensive income, cash flows, and changes in shareholders’ equity), (ii) the related unaudited consolidated financial statements of the Company and its Subsidiaries (comprised of the consolidated statements of financial position, comprehensive income and cash flows) for the five month period ended May 26, 2013 and for the prior year comparable period (the “Interim Balance Sheet Date”), together with any notes thereto, (clauses (i) and (ii) collectively, the “Financial Information”), (iii) pro forma income statements for the fiscal years ended January 2, 2011, January 1, 2012 and December 30, 2012 and a schedule of working capital for the Diagnostics Business as of December 30, 2012 and (iv) pro forma income statements for the five month period ended May 26, 2013 and for the prior year comparable period, in each case, reflecting the Wound Care Business as a stand-alone business and giving effect to the adjustments set forth on Section 4.5(a) of the Disclosure Letter and a schedule of working capital for the Diagnostics Business as of May 26, 2013 (clauses (iii) and (iv) collectively, the “Pro Forma Financial Statements”). Except as set forth in Section 4.5(a) of the Disclosure Letter, (i) the Financial Information fairly presents, and the Subsequent Financial Statements will fairly present, in all material respects the consolidated results of operations, financial position and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated (ii) the Pro Forma Financial Statements fairly present in all material respects the results of operations of the Wound Care Business and (iii) each of the Financial Information and the Pro Forma Financial Statements have been, or in the case of the Subsequent Financial Statements will be, as applicable, prepared in accordance with IFRS consistently applied. The Financial Information and the Pro Forma Financial Statements have been, and the Subsequent Financial Statements will be, prepared from, and in accordance with, the books and records of the Company and its Subsidiaries, which books and records have been regularly kept and maintained in accordance with the Company and its Subsidiaries’ normal and customary practices. The Company and its Subsidiaries maintain accurate books and records reflecting their assets and liabilities. Each of the Company and its Subsidiaries maintains, and has maintained for all periods reflected in the Financial Information, proper and adequate internal accounting controls that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Financial Information, the Subsequent Financial Statements and the Pro Forma Financial Statements in accordance with IFRS.
(b)     Except as set forth in Section 4.5(b) of the Disclosure Letter, the Company’s accounts receivable as reflected in the Financial Information or on Section 1.1(c) of the Disclosure Letter (i) are valid and existing net of reserves, (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business, and (iii) to the Knowledge of the Sellers, are not subject to any disputes other than returns in the ordinary course of business consistent with past practice.
Section 4.6.    Absence of Certain Changes or Events; No Undisclosed Liabilities.
(a)    Since December 30, 2012 through the date hereof, except as set forth in Section 4.6(a) of the Disclosure Letter, (i) the Company and its Subsidiaries have each conducted their business only in the ordinary and usual course consistent with past practice except as contemplated by the Restructuring Transaction, (ii) there has not been any event, occurrence or development which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken on or after the date of this Agreement without the Buyers’ consent, would constitute a breach of any of the covenants set forth in Section 7.2 hereof.
(b)    The Company and its Subsidiaries do not have any material liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise) which are required by IFRS to be reflected on a consolidated balance sheet or disclosed in the notes thereto of the Company and its Subsidiaries, except (i) as disclosed, reflected or reserved against in the Financial Information and the notes thereto, (ii) liabilities disclosed in Section 4.6(b) of the Disclosure Letter or (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 30, 2012 and not in violation of this Agreement.
Section 4.7.    Personal Property. Except as set forth in Section 4.7 of the Disclosure Letter, the Company and each of its Subsidiaries has valid title to, or a valid leasehold interest in, free and clear of Encumbrances (except Permitted Encumbrances), all material tangible personal property and assets used by the Company and its Subsidiaries to conduct the Wound Care Business. To the Knowledge of the Sellers, all material tangible personal property and assets used or held for use by the Company and its Subsidiaries and material to the operation of the Wound Care Business are in good operating condition and repair, ordinary wear and tear excepted and are suitable for the purposes for which they are employed and, there is no material defect, hazard or dangerous condition existing with respect to any such equipment or facilities.
Section 4.8.    Litigation. Except for Environmental litigation which is addressed in Section 4.18, there is no action, suit, investigation or Proceeding pending or, to the Knowledge of the Sellers, threatened, at law, in equity or otherwise, in, before, or by, any court or Governmental Authority against the Company or any of its Subsidiaries except as (i) set forth in Section 4.8 of the Disclosure Letter or (ii) would not have a Material Adverse Effect. There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against the Company or any of its Subsidiaries.
Section 4.9.    Compliance with Laws; Permits.
Except for Environmental Laws which are addressed in Section 4.18:
(a)    Except as set forth in Section 4.9(a) of the Disclosure Letter, (i) each of the Company and its Subsidiaries is in compliance with all Laws applicable to the Company and its Subsidiaries except such violation or failure to be in compliance with any Law that is not and will not be material to the Company and its Subsidiaries, taken as a whole and (ii) none of the Company or any of its Subsidiaries has received any notice alleging any material violation of such Laws (which remains unremedied or unresolved) and no such notice is pending or, to the Knowledge of the Sellers, has been threatened.
(b)    The Company and its Subsidiaries have, or with respect to periods beginning on December 1, 2008 and ending on a date prior to the date hereof, had, all material permits, approvals, registrations, licenses, authorizations, franchises, exemptions and consents (each, a “Permit”) required under applicable Laws to operate the Wound Care Business as it is now being, or as it was, conducted. Each such Permit required to conduct the Wound Care Business as it is currently being conducted is in full force and effect and, to the Sellers’ Knowledge, the Company or its Subsidiaries, as applicable, is in compliance in all material respects with respect thereto. Section 4.9(b) of the Disclosure Letter lists, as of the date hereof, each of the Company’s and its Subsidiaries’ Permits in each Major Market as they pertain to Product Registrations, import and export, boards of pharmacy or ministries of health or other healthcare regulatory authorities, the sterilization or manufacturing business or the establishment of local offices or businesses.
Section 4.10.    Customers. Section 4.10 of the Disclosure Letter lists the top twenty (20) most significant Customers globally, and the ten most significant Customers in each of the Major Markets (in each case, determined by revenue) of the Wound Care Business for the twelve (12) month period ended on the Interim Balance Sheet Date and the amounts of such revenue from each such Customer during such period. Except as disclosed in Section 4.10 of the Disclosure Letter, since the Interim Balance Sheet Date, none of the Customers identified on Section 4.10 of the Disclosure Letter has materially reduced the volume of business that it does with the Wound Care Business and, to the Knowledge of the Sellers, no such Customer intends to materially reduce the volume of business it does with the Wound Care Business.
Section 4.11.    Suppliers. Section 4.11 of the Disclosure Letter lists the ten (10) most significant suppliers (other than those suppliers that are Affiliates of the Company) to the Wound Care Business (other than those suppliers providing professional services to the Wound Care Business), by dollar volume of purchases, with respect to each of (i) raw materials and (ii) any other supplies, merchandise and other goods for the Wound Care Business for the twelve (12) month period ended on the Interim Balance Sheet Date. Except as disclosed in Section 4.11 of the Disclosure Letter, since the Interim Balance Sheet Date, none of the suppliers identified on Section 4.11 of the Disclosure Letter has materially reduced its volume of business with the Wound Care Business and, to the Knowledge of the Sellers, no such supplier intends to materially reduce the volume of business it does with the Wound Care Business.
Section 4.12.    Contracts.
(a)    Section 4.12(a) of the Disclosure Letter sets forth an accurate and complete list as of the date hereof of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case other than Contracts related to Company Plans or Non-U.S. Plans (such Contracts, and any Contract required to be set forth therein but omitted therefrom, are referred to herein as the “Material Contracts”), each Contract:
(i)    the performance of which is reasonably expected to involve annual payments or expenditures on the part of the Company or a Subsidiary of the Company in excess of two hundred and fifty thousand dollars $250,000 and is not terminable by the Company or any Subsidiary of the Company on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business) and primarily relates to the Wound Care Business;

(ii)    with respect to a joint venture, partnership, limited liability company or the sharing of revenues, profits or expenses or other similar agreement but excluding any of the foregoing that primarily relate to the Diagnostics Business and will be assumed by the Diagnostics Business pursuant to Section 6.1 of the Disclosure Letter;
(iii)    which limits or purports to limit the ability of the Company or any Subsidiary of the Company to compete in any line of business or with respect to any products or services or with any Person or in any geographic area or during any period of time or that binds the Company or any of its Subsidiaries to any exclusive business arrangements or licenses (other than agreements (i) entered into with Customers in the ordinary course of business consistent with past practice or (ii) that relate to the Diagnostics Business and will be assumed by the Diagnostics Business pursuant to Section 6.1 of the Disclosure Letter);
(iv)    that grants an Encumbrance (other than a Permitted Encumbrance) on any asset of the Company or of any Subsidiary of the Company;
(v)    with any Governmental Authority (other than Permits and other than Contracts with a Taxing Authority and other than with respect to sales contracts and reimbursement arrangements entered into in the ordinary course of business);
(vi)    that grants a customer or distributor of the Company or any of its Subsidiaries “most favored nation” or similar terms (whether in respect of pricing or otherwise);
(vii)    that contains any commitment by the Company or any of its Subsidiaries to meet any specified purchase or sales level or containing a “take or pay” or similar provision and relates primarily to the Wound Care Business;
(viii)    that is a stock purchase, asset purchase or other acquisition or divestiture agreement relating to the acquisition, lease, license or disposition by the Company or any of its Subsidiaries of assets (other than in the ordinary course of business), properties, rights or any capital stock or other Equity Interests of any Person but excluding any of the foregoing that primarily relate to the Diagnostics Business and will be assumed by the Diagnostics Business pursuant to Section 6.1 of the Disclosure Letter;
(ix)    (other than purchase orders entered into in the ordinary course of business) with the Customers listed on Section 4.10 of the Disclosure Letter or the suppliers listed on Section 4.11 of the Disclosure Letter;
(x)    that relates to Indebtedness;
(xi)    that constitutes a Company License Agreement;
(xii)    for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of two hundred and fifty thousand dollars ($250,000);

(xiii)    providing for indemnification by the Company or any of its Subsidiaries (other than in the ordinary course of business consistent with past practice);
(xiv)    leases of personal property under which the Company or any of its Subsidiaries is the lessee and is obligated to make annual payment(s) in excess of two hundred and fifty thousand dollars $250,000;
(xv)    each Lease;
(xvi)    which is between or among the Company or any of its Subsidiaries, on the one hand, and any of the Sellers or their Affiliates (including any of their respective partners, directors or employees) (other than the Company or its Subsidiaries), on the other hand;
(xvii)    that provides for a third party to manufacture any Wound Care Business Products; or
(xviii)    that is an amendment, supplement or modification in respect of any of the foregoing.
The Company has made available to the Buyers a correct and complete copy of each Material Contract.
(b)    Except as set forth in Section 4.12(b) of the Disclosure Letter, each Material Contract is a valid and binding obligation of the Company or its Subsidiaries and, to the Knowledge of the Sellers, of the other parties thereto and is in full force and effect, in accordance with the terms of such Contract, and is enforceable against the Company and its Subsidiaries, and, to the Knowledge of the Sellers, against the other parties thereto, in each case, subject to the Bankruptcy and Equity Exceptions. Neither the Company nor any of its Subsidiaries are in material default, breach or violation under any Material Contract or has received any written notice to such effect. To the Knowledge of the Sellers, none of the other parties to any Material Contract is in material breach, violation or default thereunder. To the Knowledge of the Sellers, no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default by the Company or its Subsidiaries or the other parties thereto, as applicable, or permit termination, modification or acceleration by the other parties, under such Material Contract. Each of the Contracts set forth (or required to be set forth) on Section 4.12(v) of the Disclosure Letter have been entered into in accordance with any relevant public procurement Laws.
Section 4.13.    Sufficiency of Assets. Immediately following the Closing, the Buyers will, taking into account all the Transaction Documents and the Restructuring Transaction, own or have the right to use all of the assets, tangible and intangible, necessary and sufficient to operate, except as allocated in the Restructuring Transaction to the Diagnostics Business, and conduct the Wound Care Business in all material respects in the manner operated and conducted immediately prior to the date hereof and as of the Closing; for the avoidance of doubt, the Diagnostics Business shall be excluded from the conduct of the Wound Care Business prior to the date hereof and as of the Closing.

Section 4.14.    Collective Bargaining Agreements; Labor Matters.
(a)    Except as described in Section 4.14(a) of the Disclosure Letter, (i) there are no material legal actions, government investigations, or labor grievances filed or, to the Knowledge of the Sellers, threatened relating to any employment related matter involving any Employee or former employee of the Company or any Subsidiary of the Company, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, misclassification, or other alleged violations of Law; and (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all Laws relating to labor, employment and employment practices, social security, terms and conditions of employment, health and safety, wages and hours, and classification of employees, and other service providers.
(b)    Section 4.14(b) of the Disclosure Letter lists each collective bargaining agreement or other Contract with any labor organization, union, works council, health and safety committee, or other similar entity (collectively, “Employee Representatives”) that applies to any Employee. The Company has provided or made available to the Buyers a copy of each item set forth on Section 4.14(b) of the Disclosure Letter. To the Knowledge of the Sellers, aside from the parties to the Contracts set forth on Section 4.14(b) of the Disclosure Letter, there are no other Employee Representatives representing any Employees, nor have there been any attempts to organize any Employees within the past three (3) years. There is no labor strike, lockout, work stoppage or similar action pending or, to the Knowledge of the Sellers, threatened, and there has not been any such action within the past three (3) years.
(c)    Except as described in Section 4.14(c) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities since December 30, 2012 that would violate or give rise to an obligation to provide any notice required pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar plant closing or mass layoff Laws or any other equivalent applicable Laws in respect of collective redundancies (collectively, “WARN Act”).
(d)    Neither the Company nor any of its Subsidiaries is subject to any obligation (whether pursuant to Law or Contract) to notify or consult with any Employee Representatives regarding the transactions contemplated by this Agreement prior to entering into the Agreement.
(e)    The Company has provided or made available to the Buyers copies of all material standard contracts of employment, service agreements or other equivalent contracts setting out the terms and conditions of employment of the Employees of the Wound Care Business. Except as set forth on Section 4.14(e) of the Disclosure Letter, there is no Employee who is employed or has been offered employment on terms that in the aggregate are materially different from any such standard contracts.
(f)    Section 4.14(f) of the Disclosure Letter lists each agreement for the secondment from a third party to the Company or any of its Subsidiaries of any person whose annual compensation is in excess of one hundred thousand dollars $100,000, each agreement for the provision of any consultancy service or the service of personnel to the Company or any of its Subsidiaries in which agreement contemplates annual payments in excess of one hundred thousand dollars $100,000, and any material agreement for the provision of agency workers to the Company or any of its subsidiaries in each case as such agreements pertain to the Wound Care Business. The Company has provided or made available to the Buyers copies of each item set forth on Section 4.14(f) of the Disclosure Letter.
(g)    Except as set forth on Section 4.14(g) of the Disclosure Letter, none of the Company’s or its Subsidiaries’ independent contractors are or would reasonably be expected to be construed as employees of such entity under applicable Law, and each of the Company and its Subsidiaries, as applicable, are retaining all independent contractors and consultants in compliance with applicable Law relating to such independent contractors and consultants, in each case, in all material respects.
Section 4.15.    Benefit Plans.
(a)    Section 4.15(a) of the Disclosure Letter lists each material Company Plan, including any employment, consulting or similar Contract with the Global Leadership Team or requiring payment by the Company or any of its Subsidiaries of base annual compensation in excess of two hundred thousand dollars ($200,000) and relates primarily to the Wound Care Business. The Company has provided or made available to the Buyers copies or summaries of each item set forth on Section 4.15(a) of the Disclosure Letter, along with, as applicable, any related trust agreement or other funding instrument, the most recent determination letter, the most recent summary plan description and any subsequent summary of material modification or written plan interpretation, a summary of any proposed amendments or changes communicated to Employees and anticipated to be made to any Company Plan at any time within the twelve months immediately following the date hereof, the most recent Form 5500 and attached schedules, the most recent audited financial statement, and the most recent actuarial valuation report.
(b)    Each Company Plan intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS (or an opinion letter has been issued to the master or prototype sponsor of such plan) to the effect that such plans are qualified and exempt from federal income taxes under Sections 401(a) of the Code, and, to the Knowledge of the Sellers, no event or condition has occurred or exists which would reasonably be expected to adversely affect such determination or opinion letter or qualification.
(c)    Except as set forth on Section 4.15 (c) of the Disclosure Letter (i) each Company Plan has been maintained, operated and administered, at all times, in all material respects, in accordance with its terms and all applicable Laws, including ERISA and the Code and (ii) no event has occurred and, to the Knowledge of the Sellers, no condition exists with respect to any Company Plan that would subject the Company or its Subsidiaries to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws.
(d)    Neither the Company, its Subsidiaries, nor any ERISA Affiliate has within the past six years maintained, contributed to, or had any liability with respect to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, in any case that would reasonably be expected to result in any liability to the Buyers.
(e)    No Company Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Since December 1, 2008, neither the Company, its Subsidiaries, nor any ERISA Affiliate has sponsored or contributed to, or has or had any liability or obligation in respect of, a Company Plan that is a multiemployer plan, in any case that would reasonably be expected to result in any liability to the Buyers. In the event of any withdrawal from any other multiemployer plan previously contributed to by the Company or any of its Subsidiaries or any other ERISA Affiliate thereof, the Company and its Subsidiaries would not incur any material withdrawal liability.
(f)    With respect to any Company Plan or Non-U.S. Plan, (i) no material claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Sellers, threatened relating to or otherwise in connection with the plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA (whether or not subject to ERISA), (ii) to the Knowledge of the Sellers, no facts or circumstances exist that would reasonably be expected to give rise to any such claims, and (iii) to the Knowledge of the Sellers, no administrative investigation, audit or other administrative Proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service, Her Majesty’s Revenue and Customs, the Pensions Regulator or other Governmental Authority in any jurisdiction are pending, in progress or threatened.
(g)    Except as required under Section 601 et seq. of ERISA or other applicable Law, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.
(h)    With respect to each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Company Plan have at all times since January 1, 2009 been in substantial compliance with Section 409A of the Code and applicable guidance thereunder, and (ii) such Company Plan has, at all times while subject to Section 409A of the Code, been operated in good faith compliance with Section 409A of the Code and applicable guidance thereunder.
(i)    Except as set forth in Section 4.15(i) of the Disclosure Letter, no payment from or with respect to any Company Plan to any Participant, either alone or in conjunction with any other payment, event or occurrence, would reasonably be expected to be characterized as an “excess parachute payment” under Section 280G of the Code as a result of the transactions contemplated by this Agreement. No Participant has any right to be grossed up, indemnified or reimbursed by the Company or any of its Subsidiaries for any Tax imposed under Section 409A or Section 4999 of the Code.
(j)    Except as set forth in Section 4.15(j) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event or circumstance, result in the acceleration or creation of any rights of any Participant to payments or benefits or increases in any payments or benefits under any Company Plan or Non-U.S. Plan.
(k)    Except as set forth in Section 4.15(k) of the Disclosure Letter, all present and future obligations under or in connection with collective or individual pension and retirement agreements for/with Participants appertaining to periods prior to the Closing have either been fulfilled or respective accruals or provisions have been made in accordance with applicable Law.
(l)    Except as set forth in Section 4.15(l) of the Disclosure Letter, the Company and its Subsidiaries with respect to their respective current and former employees (including directors) have fully met all due claims for remuneration (including bonuses, holiday pay and payments in lieu of holiday), but not in respect of vacation, holiday or other time off accrued but not yet taken at the Closing.
(m)    Section 4.15(m) of the Disclosure Letter lists each Employee of the Wound Care Business by his or her payroll identification number and identifies (i) the jurisdiction in which such Employee is principally employed by the Company or any of its Subsidiaries; and (ii) the base salary and annual target bonus, if applicable, currently payable to such Employee.
(n)    Section 4.15(n) of the Disclosure Letter lists each material Non-U.S. Plan. The Company has provided or made available to the Buyers copies or summaries of each item on Section 4.15(n) of the Disclosure Letter. Other than any arrangements maintained by a Governmental Authority, each Non-U.S. Plan has been maintained in all material respects in compliance with its terms and the requirements of any and all applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities. All material contributions required to be made with respect to a Non-U.S. Plan by any and all applicable Laws have been timely made and all contributions required to be accrued with respect to a Non-U.S. Plan have been timely filed and fully accrued on the Company balance sheet. Neither the Company nor any Subsidiary of the Company has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan, including under Part 3 of the United Kingdom Pensions Act 2004.
(o)    Except as set forth in Section 4.15(o) of the Disclosure Letter, with respect to each Non-U.S. Plan which is a defined benefit or similar plan, the fair market value of the assets of each such Non-U.S. Plan (or the liability of each insurer for any such Non-U.S. Plan funded through insurance or the book reserve established for any such Non-U.S. Plan), together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations with respect to all Participants in such Non-U.S. Plan according to the actuarial assumptions and valuations most recently used, where applicable, to determine employer contributions to such Non-U.S. Plan, and no transaction contemplated by this Agreement would reasonably be expected to cause such assets or insurance obligations to be less than such benefit obligations. To the Knowledge of the Sellers, no event has occurred since those actuarial assumptions were set and valuations done, where applicable, which would reasonably be expected to cause the results to change if done on the date hereof.

(p)    There are no obligations or liabilities of the Company and its Subsidiaries with respect to any issuance, grant or award of equity of U.S. Seller or its Affiliates (other than the Company and its Subsidiaries) or otherwise with respect to equity, or equity based, incentives relating to U.S. Seller or its Affiliates (other than the Company and its Subsidiaries).
Section 4.16.    Intellectual Property.
(a)    Section 4.16(a) of the Disclosure Letter sets forth a list of all registered Company Intellectual Property Rights and applications for the same. All such Company Intellectual Property Rights are subsisting, unexpired and, to the Knowledge of the Sellers, valid and enforceable. All such Company Intellectual Property Rights are owned solely by the Company or its Subsidiaries, and the Sellers and its other Affiliates have no right, title or interest in or any rights to use same.
(b)    Section 4.16(b) of the Disclosure Letter sets forth a list of all material Contracts under which the Company or any of its Subsidiaries with respect to the Wound Care Business (i) uses, has the right to use, or has any rights in any Intellectual Property Rights owned by any Person (other than (x) shrink wrap and click wrap licenses to Software and other packaged media and (y) licenses granted to the Company or any of its Subsidiaries that require payment by the Company or any of its Subsidiaries of less than $250,000 (in the aggregate) in any calendar year) or (ii) has granted any licenses, sublicenses, or any other rights in or to use any Intellectual Property Rights to any Person other than non-exclusive licenses to Company Intellectual Property Rights granted to customers, distributors and contractors in the ordinary course of business (the Contracts listed in Section 4.16(b) of the Disclosure Letter, collectively, the “Company License Agreements”).
(c)    Except as set forth in Section 4.16(c) of the Disclosure Letter, the Company and its Subsidiaries each own all right, title and interest, free and clear of all Encumbrances, including any limitation on assignment or licensing (other than Permitted Encumbrances), to the Company Intellectual Property Rights reasonably necessary for the conduct of the Wound Care Business as currently conducted. The Company and its Subsidiaries have taken commercially reasonable actions to maintain and protect (i) each item of Company Intellectual Property Rights in all material respects and (ii) to the Knowledge of the Sellers, the integrity, security, and operation of their material systems and Software, and there have been no material breaches, outages, or violations of same.
(d)    Except as set forth in Section 4.16(d) of the Disclosure Letter, there are no material third party actions or claims or Proceedings pending against the Sellers, the Company or any Subsidiary of the Company by any Person in any court, arbitration or by or before any Governmental Authority or any material written third party allegations, in any such case to the effect that the conduct of the Wound Care Business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person or that the Company Intellectual Property Rights are invalid or unenforceable.
(e)    Except as set forth in Section 4.16(e) of the Disclosure Letter, to the Knowledge of the Sellers, no third Person is infringing on, misappropriating, or otherwise violating, or challenging the validity or enforceability of, any Company Intellectual Property Right.

(f)    (i) The Wound Care Business as currently conducted by the Sellers, the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party and (ii) none of the Sellers, the Company or any of its Subsidiaries has received any unresolved written notice alleging that the Company or any of its Subsidiaries is infringing, misappropriating or violating the Intellectual Property Rights of any third party.
(g)    To the Knowledge of the Sellers, the Company and each Subsidiary of the Company is in full compliance with the Company License Agreements.
Section 4.17.    Brokers and Finders. None of the Sellers, the Company or any Subsidiary of the Company has employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.
Section 4.18.    Environmental Representations.
(a)    Except as set forth in Section 4.18(a) of the Disclosure Letter:
(i)    The Company and each of its Subsidiaries are and since December 1, 2008 have been in material compliance with applicable Environmental Laws and, without limitation to the foregoing, have been and are, in material compliance with the terms of all permits, certifications, licenses, notifications, approvals, registrations, authorizations and certificates of exemption from environmental licensing required by applicable Environmental Laws (“Environmental Permits”).
(ii)    Except for matters which are fully resolved, since December 1, 2008 and prior thereto, to the Knowledge of the Sellers, neither the Company nor any of its Subsidiaries has received or been issued or served any written notice of any citation, summons, order, complaint, penalty, investigation, action, suit, or Proceeding by any Governmental Authority or any other Person with respect to any environmental matter, including: (A) any alleged violation by the Company or any of its Subsidiaries of any Environmental Law; (B) any alleged failure by the Company or any of its Subsidiaries to have any required Environmental Permit; or (C) any Release, threat of Release, generation, treatment, storage, recycling, transportation or disposal of or exposure to any Hazardous Substance, and, to the Knowledge of the Sellers, none of the foregoing is pending or threatened in each case if resolved unfavorably would result in a material liability under Environmental Law.
(iii)    Except for matters which are fully resolved, since December 1, 2008 and prior thereto, to the Knowledge of the Sellers, neither the Company nor any of its Subsidiaries has received any written request for information or notification that any of them is or may be potentially responsible for any investigation or cleanup of any threatened or actual Release of any Hazardous Substance and none of the foregoing is pending or threatened.
(iv)    Since December 1, 2008 and prior thereto, to the Knowledge of the Sellers, neither the Company nor any of its Subsidiaries has Released or disposed of, or arranged to Release or dispose of, Hazardous Substances, and Hazardous Substances are not present at any property or facility currently or formerly owned or operated by the Company or any of its Subsidiaries, in each instance in a manner or condition that is reasonably likely to result in material liability under or pursuant to Environmental Laws.
(v)    Since December 1, 2008 and prior thereto, to the Knowledge of the Sellers, neither the Company nor any of its Subsidiaries has assumed in writing or provided indemnity against any material liability of any other Person arising under Environmental Law.
(vi)    The Sellers have made available to the Buyers copies of all material environmental assessments, audits, investigations and reports concerning compliance with Environmental Laws and/or conditions at any property or facility currently or formerly owned or operated by the Company or any of its Subsidiaries (the “Reports”) where such Reports are in the possession, custody or control of the Sellers, the Company and/or any of its Subsidiaries.
(vii)    Neither the Company nor any of its Subsidiaries is a party to any litigation or arbitration concerning alleged non-compliance with, or liability under, Environmental Law or the terms of any Environmental Permits or any alleged Release of a Hazardous Substance in each case if resolved unfavorably would result in a material liability under Environmental Law.
Section 4.19.    Taxes.
(a)    Except as set forth in Section 4.19(a) of the Disclosure Letter, the Company and each of its Subsidiaries has filed all material Tax Returns that the Company or any of its Subsidiaries is or was required to file under applicable Law and all such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with applicable Law. All material Taxes due and owing by the Company and any of its Subsidiaries (whether or not shown on such Tax Returns) have been paid.
(b)     Except as set forth in Section 4.19(b) of the Disclosure Letter, (i) no actions, investigations, assessments, audits, inquiries, proceedings or claims are pending or, to the best Knowledge of the Sellers, threatened against the Company or any of its Subsidiaries with respect to Taxes, (ii) none of the Company or any of its Subsidiaries has received notice that any Tax examination of the Company or any of its Subsidiaries is being conducted by any Governmental Authority, (iii) none of the Company or any of its Subsidiaries has waived or extended any statute of limitations regarding Taxes or agreed to an extension of time regarding the assessment of any Tax deficiency and (iv) no claim has been made in writing by a Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction and, to the best Knowledge of the Sellers, there is no basis for any such claim to be made.
(c)    Except as set forth in Section 4.19(c) of the Disclosure Letter, none of the Company or any of its Subsidiaries is a party to, bound by or has any obligation under any Tax allocation or sharing Contract, Tax indemnity agreement, or any similar contract or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.
(d)    The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding and payment of Taxes and has, within the time and in the manner prescribed by applicable Laws, duly collected, withheld and paid (or will pay when due) over to the proper Governmental Authority all Taxes and other amounts required to have been collected, withheld and paid, whether in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, or with respect to amounts collected from customers or other third parties, including any Taxes required to be withheld on account of the grant, vesting or exercise of any shares of or options to acquire stock of the Company or any of its Subsidiaries, any Taxes required to be withheld in connection with any elections made by the Company or any of its Subsidiaries, and any sales, use, occupancy or other Taxes required to be collected from customers or other third parties.
(e)    Except as set forth in Section 4.19(e) of the Disclosure Letter, (i) none of the Company or any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, joint or combined Tax Return (other than an Affiliated Group the common parent of which is the Company or Systagenix Wound Management Mid Co B.V.), and (ii) none of the Company or any of its Subsidiaries has any liability for the Taxes of any person outside an Affiliated Group the common parent of which is the Company or Systagenix Wound Management Mid Co B.V. under Treasury Regulation Section 1.1502-6 or Section 39 or 43 of the Dutch Tax Collection Act 1990 (Invorderingswet 1990) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(f)    To the best Knowledge of the Sellers, none of the Company or any of its Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount or advance payments received, or paid, prior to the Closing Date, or (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing Date.
(g)    None of the Company or any of its Subsidiaries has participated in or has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(h)    None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.
(i)    To the best Knowledge of the Sellers, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.
(j)    Timely and appropriate elections were filed such that each of the Company and its Subsidiaries, with the exception of U.S. Corp and Systagenix Wound Management Mid Co B.V., has been treated as a disregarded entity as defined in Treasury Regulations Section 301.7701-3 for U.S. income Tax purposes since its formation, and such entity, since its formation, has never been treated or elected to be treated as a corporation for U.S. income Tax purposes.
(k)    To the best Knowledge of the Sellers, except as set forth in Section 4.19(k) of the Disclosure Letter, none of the Company or any of its Subsidiaries is treated for any Tax purpose as resident in a country other than the country in which it is organized, and none of the Company or any of its Subsidiaries has, or has had within the statutory limitation period, a branch, agency, permanent establishment (within the meaning of the applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.
(l)    Each of the Company and its Subsidiaries is duly registered for the purposes of VAT in its country of organization. Each of the Company and its Subsidiaries has complied in all material respects with all statutory provisions, rules, regulations, Orders and directions concerning VAT, including the making on time of accurate returns and payments and the maintenance of records. To the best Knowledge of the Sellers, none of the Company or any of its Subsidiaries has made any exempt supplies in the current or preceding VAT year applicable to it, and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.
Section 4.20.    Product Regulation and Healthcare.
(a)    The Company and its Subsidiaries hold all material approvals, clearances, licenses, registrations, notices, variances, exemptions, certificates, consents, orders, technical dossiers, declarations, classification statements and other authorizations from the FDA and all other relevant Governmental Authorities or self-certifications which are required under applicable Laws for the conduct of the Wound Care Business, including with respect to testing, manufacturing, labeling, advertising, marketing, sales and distribution activities of the Wound Care Business Products (collectively, the “Product Registrations”). All such Product Registrations are in full force and effect, and, none of the Product Registrations have been withdrawn, revoked, suspended, cancelled, subject to FDA integrity review (or similar review of any similar Governmental Authority in any other jurisdiction) or put on clinical hold, nor is any such withdrawal, revocation, suspension, cancellation, integrity review or clinical hold pending or, to the Knowledge of the Sellers, threatened in writing. There is no false or misleading information or omission in any Product Registration, application for a Wound Care Business Product or other submission by the Company or its Subsidiaries to the FDA or any Foreign Regulatory Entity. To the Knowledge of the Sellers, no third party manufacturer or contractor for the Company or any of its Subsidiaries is in material violation of applicable Product Registrations from the FDA or any Foreign Regulatory Entity insofar as they pertain to the manufacture of the Wound Care Business Products. Section 4.20(a)(i) of the Disclosure Letter sets forth, as of the date of this Agreement, a true and correct list of the Product Registrations granted to the Company or any of its Subsidiaries by, or pending with, any Governmental Authority in the Major Markets (the “Major Market Product Registrations”). The products set forth on Section 4.20(a)(ii) of the Disclosure Letter are all the products that have been or are (as specifically denoted on Section 4.20(a)(ii) of the Disclosure Letter) manufactured, marketed, sold or distributed by the Company or its Subsidiaries relating to the Wound Care Business since December 1, 2008.
(b)     All Wound Care Business Products that have been and are being developed, tested, investigated, manufactured, distributed, marketed or sold by or on behalf of the Company or any of its Subsidiaries that are subject to the jurisdiction of the FDA or Foreign Regulatory Entity have been and are being developed, tested, investigated, manufactured, distributed, marketed or sold in compliance in all material respects with FDA Laws or any other applicable Laws, including those regarding clinical research, registration and listing, premarket notification (510(k) clearance), premarket approval, self-certifications, good manufacturing practices and quality systems, labeling, advertising, promotion, import and export, adverse event reporting, and recalls, including corrections and removals.
(c)    Since December 31, 2009, the Company and its Subsidiaries (i) have not received any Form FDA-483, notice of adverse finding, warning letter, notice of violation, untitled letter, or notice of import detention or refusal from FDA or similar communications from, any Foreign Regulatory Entity, (ii) are not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation, or other notice, or response or commitment made to or with FDA, or any Foreign Regulatory Entity and (iii) have made all notifications, submissions, and reports required by any such obligation, and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to FDA or any Foreign Regulatory Entity.
(d)    Since December 31, 2009, none of the Wound Care Business Products has been seized, detained, or subject to a suspension of manufacturing, distribution or marketing and, to the Knowledge of the Sellers, there are no facts or circumstances that would be reasonably likely to cause (i) the seizure, detention, or suspension of manufacturing, distribution or marketing of any such Wound Care Business Product, (ii) a change in the labeling or classification of such Wound Care Business Product, except where such facts and circumstances are specifically identified in the labeling or classification of such Wound Care Business Product as of the date hereof or (iii) a termination, seizure or suspension of marketing of any such Wound Care Business Product.
(e)    Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Sellers, any of their respective current or former Employees or agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company, any of its Subsidiaries, nor any of their respective current or former Employees or agents, has made an untrue statement of material fact or fraudulent statement to the FDA, any Foreign Regulatory Entity or any other Governmental Authority with respect to any Wound Care Business Product tested, manufactured, distributed, marketed or sold by the Company or any of its Subsidiaries, or failed to disclose a material fact required to be disclosed to FDA, any Foreign Regulatory Entity or any other Governmental Authority or has ever been investigated by the FDA, National Institutes of Health, Office of the Inspector General for the Department of Health and Human Services, Department of Justice or other comparable Governmental Authority for data or healthcare program fraud.
(f)    The Company has complied in all material respects with all applicable statutes, regulations, rules, orders, and other Laws to which they are subject with respect to healthcare regulatory matters (including, without limitation, Federal Healthcare Laws).
(g)    Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Sellers, any of their respective officers has been convicted of any crime (including under Italian Legislative Decree 231/2001) or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. Section 335a or any similar federal Law, state Law or applicable foreign Law. To the Knowledge of the Sellers, the Company has not employed, arranged with or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in, a Federal Health Care Program or other federal or foreign program.
(h)    Neither the Company nor any its Subsidiaries are currently enrolled in or certified by any Federal Health Care Program or have any obligation or liability with respect to any such Federal Healthcare Program and, to the Knowledge of the Sellers, there are no facts or circumstances that could reasonably be expected to give rise to such obligation or liability.
Section 4.21.    Real Property.
(a)    Section 4.21(a) of the Disclosure Letter sets forth a complete list of all real property and interest in real property owned by the Company or any of its Subsidiaries (individually, a “Titled Real Property”). Except as set forth in Section 4.21(a) of the Disclosure Letter, the Company has fee simple title to and is the sole legal and beneficial owner of each Titled Real Property, free and clear of any Encumbrances other than Permitted Encumbrances.
(b)    Section 4.21(b) of the Disclosure Letter sets forth a complete list of all real property and interests in real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (individually, a “Leased Real Property”). Except as set forth in Section 4.21(b) of the Disclosure Letter, the Company or one of its Subsidiaries, as the case may be, has a valid leasehold interest in and is fully and solely entitled to each Leased Real Property pursuant to valid and subsisting lease agreements (the “Leases”), each of which are enforceable in accordance with their terms, free and clear of all Encumbrances, other than Permitted Encumbrances.
(c)    There are no pending or, to the Knowledge of the Sellers, threatened condemnation or similar Proceedings against or otherwise relating to any of the Titled Real Property or Leased Real Property and neither the Company nor any of its Subsidiaries has Knowledge of any matter which may prevent or interfere with the continued use of each Titled Real Property or Leased Real Property for its present use or give rise to any liability to incur material expenditure by them in relation to any such property.

(d)    With respect to the Titled Real Property and Leased Real Property, except as set forth in Section 4.21(d) of the Disclosure Letter: (i) neither the Company nor any of its Subsidiaries has assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Titled Real Property or Leased Real Property and there are no outstanding options or rights of any party affecting either the Titled Real Property or Leased Real Property and (ii) the description of each such Titled Real Property and each such Leased Real Property in Sections 4.21(a) and (b) of the Disclosure Letter is true, accurate and complete and includes all the information which is needed fully and exactly to identify them. Neither the Company not any of its Subsidiaries has entered into any agreement, option or right of pre-emption to acquire any land. The Titled Real Property and Leased Real Property are the only real property necessary or material to the conduct of the Wound Care Business.
(e)    Neither the Company nor any of its Subsidiaries:
(i)    is a guarantor of the tenant's covenants in any lease (including under any authorized guarantee agreement) other than a Lease;
(ii)    has been a tenant under any lease other than a Lease; or
(iii)    retains any contingent liability in relation to any property asset other than the Titled Real Properties, the Leased Real Properties and the Leases.
Section 4.22.    Insurance. Set forth on Section 4.22 of the Disclosure Letter are all insurance policies of the Company and its Affiliates as of the date hereof covering the Wound Care Business (collectively the “Insurance Policies”). All the Insurance Policies are in full force, the applicable insured parties have complied in all material respects with the provisions of such Insurance Policies, and none of the Sellers, the Company or any of its Subsidiaries has received (i) any notice regarding the cancellation or invalidation of any of the existing Insurance Policies or regarding any actual or possible adjustment in the amount of the premiums or deductibles payable with respect to any such policies, or (ii) any notice regarding any refusal of coverage, or any rejection of any claim under, any such policies.
Section 4.23.    Anti-Corruption Laws. None of the Sellers, the Company, or their respective Subsidiaries nor any of their respective directors, officers, agents, employees or other persons acting for or on behalf of any such parties (individually and collectively, “Company Representative”) has taken any act that would violate the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery law. Without limiting the foregoing, no Company Representative has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (individually and collectively, “Government Official”) or to any Person under circumstances where the Sellers, the Company or its Subsidiaries or Company Representatives knew or had reason to know or believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case for the purpose of (i) influencing any act or decision of such Government Official in his official capacity, (ii) inducing such Government Official to perform or omit to perform any activity related to his legal duties, (iii) securing any improper advantage, or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Sellers, the Company or its Subsidiaries or any Company Representatives in obtaining or retaining business for or with, or in directing business to, the Company or any other person. Without limiting any of the foregoing, no Company Representative has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any customer, distributor, supplier or competitor, or employee of any of the foregoing intended for the benefit of the Company or any Subsidiary (individually and collectively, a “Business Counterpart”), or to any other person, under circumstances where the Company, its Subsidiaries, or Company Representative knew or had reason to know or believe that either:
(a)    all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, for the purpose of (1) inducing such Business Counterpart to perform his functions or activities improperly or to reward him for so doing or (2) securing any improper advantage; or
(b)    the acceptance of such money or thing of value would itself constitute improper performance of a person’s function or activity.
Set forth on Section 4.23 of the Disclosure Letter is a list of the policies of the Company pertaining to the foregoing subject matter. The Sellers and the Company have made available copies of such policies to Buyers.
Section 4.24.    Product Liability and Recalls.
(a)    Except as set forth in Section 4.24(a) of the Disclosure Letter, since January 1, 2010, no product liability Claims have been received by the Company or any of its Subsidiaries and, to the Knowledge of the Sellers, no such Claim has been threatened against the Company or any of its Subsidiaries relating to any of the products of the Wound Care Business and, to the Knowledge of the Sellers, there are no facts or circumstances that would be reasonably expected to give rise to a Claim for product liability or any product recalls. There is no Order pending or outstanding against the Company or any of its Subsidiaries relating to product liability Claims. To the Knowledge of the Sellers, no competitor has filed any action, complaint or objection or requested a cease and desist letter from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has signed a cease and desist letter with regard to any of their products.
(b)    Except as set forth in Section 4.24(b) of the Disclosure Letter, since December 1, 2008 there has been no recall of any products of the Wound Care Business conducted by the Sellers, the Company or any of its Subsidiaries.
Section 4.25.    Inventory.
(a)    The inventory of the Company and its Subsidiaries (whether or not reflected on the Financial Information) consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete items and items of below-standard quality and the like for which specific and adequate reserves have been established or for which reserves are or will be taken in the ordinary course consistent with past practice.
(b)    Except as set forth in Section 4.25 of the Disclosure Letter, since January 1, 2012, neither the Company nor any of its Subsidiaries has (i) made any change in the selling, distribution, advertising, terms of sale or collection practices of the Company or any of its Subsidiaries that is inconsistent with past practices and could be material to the Company and its Subsidiaries, taken as a whole, or (ii) engaged in the practice of “channel stuffing” or any program, activity or other action (including any rebate, discount, chargeback or refund policy or practice), in the case of this clause (ii), that could reasonably be expected to result, directly or indirectly, in a trade buy-in that is significantly in excess of normal customer purchasing patterns consistent with past practice over the past twelve (12) months from the date hereof.
Section 4.26.    Restructuring Transaction. Except as set forth on Section 4.26 of the Disclosure Letter, the Restructuring Transaction will comply in all material respects with all applicable Laws and will not result in the imposition of any Taxes or any other third party payments. Except as set forth on Section 4.26 of the Disclosure Letter, the Restructuring Transaction will not (i) require and the Sellers will not seek any ruling from any Taxing Authority or any consent of any Governmental Authority, (ii) require any other third party consents or (iii) violate the terms and conditions of any Contract of the Company or its Subsidiaries. Except as set forth on Section 4.26 of the Disclosure Letter, as of the Closing, the Diagnostic Entities will be wholly-owned by the Sellers or their Affiliates and all liabilities of the Diagnostics Business will be transferred to, and assumed by, the Diagnostic Entities.
Section 4.27.    Affiliate Transactions. Except for those items set forth on Section 4.27 of the Disclosure Letter, there are no Contracts, agreements, arrangements, understanding or other transactions between the Sellers and their Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries or their respective Affiliates, equityholders, directors or officers, on the other hand (other than any employment and similar arrangements in the ordinary course of business consistent with past practice). Except as set forth in Section 4.27 of the Disclosure Letter, there are no payments due from the Company or its Subsidiaries to any officers or directors of the Company and its Subsidiaries who are not Employees of the Company or its Subsidiaries.
Section 4.28.    Sanctions. The Company is and has been in compliance with all United Nations Security Council, U.S., the European Union and European Union Member State sanctions Laws, including but not limited to the Trading With the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act, National Defense Authorization Act for Fiscal Year 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and any regulations or executive orders implementing and enforcing United Nations Security Council, U.S., the European Union or European Union Member State sanctions (collectively “Sanctions”). None of the Company or any of its Subsidiaries is, or has been, subject to any investigation or enquiry by, or on behalf of, any Governmental Authority or other regulatory body relating to Sanctions. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Sellers, any director, officer, employee, agent or Affiliate acting on behalf of the Company or any of its Subsidiaries, is a person that is, or is owned or controlled by a person that is, the subject of any Sanctions, including but not limited to the Specially Designated Nationals List administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Kingdom Consolidated List of Financial Sanctions Targets administered or enforced by Her Majesty’s Treasury, the European Union Consolidated list of persons, groups and entities subject to European Union financial sanctions, and any similar list or any public announcement of Sanctions designation made by any relevant Governmental Authority or regulatory authority. Each of the Company and its Subsidiaries, and any director, officer, employee, agent or Affiliate acting on behalf of the Company or its Subsidiaries, is not knowingly engaged in any conduct, dealings or transactions that would reasonably be expected to result in it being made the subject of any Sanctions. To the Knowledge of the Sellers, none of the Company nor any of its Subsidiaries has engaged in any dealings or transactions for the benefit of or with any Person, or in any country or territory, that is or was the subject of Sanctions.
Section 4.29.    Anti-Competition. The Company is not now, nor has it since December 1, 2008 been, a party to any agreement, arrangement or concerted practise or been involved in any business practise or conduct (i) which infringes Articles 101 and/or 102 TFEU; or  (ii) in respect of which an undertaking has been given by or an Order made against or in relation to it pursuant to any antitrust or similar Law in any jurisdiction in which it carries on business or has assets or sales (the “Relevant Jurisdiction”), including (without limitation) Articles 101 and/or 102 TFEU or any other anti-trust or similar legislation in any other Relevant Jurisdiction.
Section 4.30.    No Other Representations.
(a)    Except for the express representations and warranties made by the Sellers in this Article IV, none of the Sellers, the Company, any Subsidiary of the Company, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons has made or makes any representations or warranties, whether written or oral, express or implied, with respect to the transactions contemplated hereby, the Company or its Subsidiaries including with respect to any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise), projections, forecasts or prospects, whether or not included in the data room or any management presentation (formal or informal), or the negotiation, execution, delivery or performance by the Sellers of this Agreement and the Sellers hereby disclaim any such other alleged representations or warranties.
(b)    Each of the Sellers acknowledges that except for the express representations and warranties made by the Buyers in Article V, neither of the Buyers, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons has made or makes any representations or warranties, whether written or oral, express or implied, with respect to the transactions contemplated hereby, the Buyers including with respect to any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise), projections, forecasts or prospects, or the negotiation, execution, delivery or performance by the Buyers of this Agreement and that the Buyers disclaim any such other alleged representations or warranties. Neither the

Buyers, any of their respective Affiliates nor any other Person acting on behalf of any of the foregoing Persons shall be subject to any liability to either the Sellers or any other Person resulting from the Buyers, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons making available to either the Sellers or to any of their respective representatives or Affiliates, and any such Person’s use of, any information, documents or material made available to any of the foregoing in any other form in connection with the transactions contemplated by this Agreement except as expressly provided for in this Agreement or in the case of intentional breach or intentional fraud.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYERS
The Buyers, jointly and severally, represent and warrant to the Sellers as follows:
Section 5.1.    Organization; Authority; Enforceability.
(a)    Each of the Buyers is duly organized and validly existing under the laws of the jurisdiction in which it is organized.
(b)    Each of the Buyers is duly qualified or otherwise authorized to act as a legal entity and is in good standing under the laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified, authorized or in good standing would not be material or prohibit or impair the Buyers’ ability to perform its obligations under the Transaction Documents.
(c)    The execution, delivery and performance of the Transaction Documents by the Buyers, as applicable, has been duly authorized and approved by all necessary corporate action and is in full force and effect. Each of the Buyers has all requisite power and authority to enter into each Transaction Document to which it is a party and to consummate the transactions contemplated therein. This Agreement has been and, as of the Closing each other Transaction Document will be, duly and validly executed and delivered by the Buyers, as applicable, and constitutes or with respect to the other Transaction Documents, as of the Closing, will constitute a legal, valid and binding obligation of the Buyers, as applicable, enforceable against the Buyer, as applicable, in accordance with its terms, except to the extent that enforceability may be limited by Bankruptcy and Equity Exceptions.
Section 5.2.    No Conflict. Neither the execution and delivery of the Transaction Documents to which is it a party nor consummation of the transactions contemplated therein does or will (with or without the passage of time or giving of notice or both): (a) violate any provision of the Organizational Documents of either the Buyers or (b) assuming all consents, approvals, authorizations or other actions by, or filings with or notifications to, any Government Authority have been obtained or made, violate any Law or any judgment, injunction, Order or decree of any Governmental Authority to which either the Buyers is subject except, in all cases, such violations that would not prohibit or impair the Buyers’ ability to perform its obligations under this Agreement.

Section 5.3.    Availability of Funds. Each of the Buyers has, or will have as of the Closing, the financial capacity to perform its obligations under this Agreement and will have as of the Closing sufficient funds to pay the aggregate Purchase Price contemplated by this Agreement and to perform all other of its obligations contemplated by this Agreement. This representation and warranty is not dependent on the cooperation of Sellers or the Company set forth in Section 7.12.
Section 5.4.    Litigation. There is no action, suit, investigation or Proceeding pending or, to the Buyers’ knowledge, threatened against either of the Buyers at law, in equity or otherwise, in, before, or by, any court or Governmental Authority, that would reasonably be expected to prevent or materially impede, interfere with or delay the ability of either of the Buyers to perform any of their respective obligations under this Agreement or any of the Transaction Documents or any transaction contemplated hereby or thereby.
Section 5.5.    Brokers and Finders. Neither Buyer has employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document for which Sellers or its Affiliates will have any liability.
Section 5.6.    No Other Representations.
(a)    Each of the Buyers acknowledges that it and its representatives have had an opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Wound Care Business, and that the Buyers and their respective representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries which have been desired or requested to be reviewed by the Buyers or any of their respective representatives.
(b)    Except for the express representations and warranties made by the Buyers in this Article V, none of the Buyers, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons has made or makes any representations or warranties, whether written or oral, express or implied, with respect to the transactions contemplated hereby, the Buyers including with respect to any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise), projections, forecasts or prospects, or the negotiation, execution, delivery or performance by the Buyers of this Agreement and the Buyers hereby disclaim any such other alleged representations or warranties.
(c)    Each Buyer acknowledges that except for the express representations and warranties made by the Sellers in Article IV, none of the Sellers, the Company, any Subsidiary of the Company, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons has made or makes any representations or warranties, whether written or oral, express or implied, with respect to the transactions contemplated hereby, the Company or its Subsidiaries including with respect to any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise), projections, forecasts or prospects, whether or not included in the data room or any management presentation (formal or informal), or the negotiation, execution, delivery or performance by the Sellers of this Agreement and that the Sellers disclaim any such other alleged representations or warranties. None of the Sellers, the Company, any

Subsidiary of the Company, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons shall be subject to any liability to either Buyer or any other Person resulting from the Sellers, the Company, any Subsidiary of the Company, any of their respective Affiliates or any other Person acting on behalf of any of the foregoing Persons making available to either Buyer or to any of their respective representatives or Affiliates, and any such Person’s use of, any information, documents or material made available to any of the foregoing in the due diligence materials provided to them, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement except as expressly provided for in this Agreement or in the case of intentional breach or intentional fraud.
ARTICLE VI
RESTRUCTURING TRANSACTION
Section 6.1.    Restructuring Transaction. From and after the date hereof, each of the Sellers, the Company and its Subsidiaries shall, and shall cause each of their respective Affiliates to, use its best efforts to affect and consummate the corporate restructuring and related transactions described on Section 6.1 of the Disclosure Letter (the “Restructuring Transaction”) as promptly as possible and, in any event within ten (10) Business Days of the satisfaction of all other conditions set forth in Section 8.1 (other than those conditions which by their terms can only be satisfied on the Closing Date).
ARTICLE VII
CERTAIN COVENANTS AND AGREEMENTS
Section 7.1.    Access; Confidentiality Agreement.
(a)    From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, upon the reasonable request of the Buyers, the Sellers shall cause the Company to provide to the Buyers and their authorized representatives, during normal business hours and upon reasonable advance notice to the Sellers, reasonable access to the executive officers, employees, accountants and other representatives and advisors of the Company and its Subsidiaries and to the books, records and properties of the Company and its Subsidiaries, and shall cause the executive officers of the Company and its Subsidiaries to furnish the Buyers and their authorized representatives with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as the Buyers may from time to time reasonably request; provided, however, that (x) any such access shall be conducted under the supervision of the Sellers’ personnel and in such a manner as not to interfere with the normal operations of the Company and (y) access to outside accountants’ work papers shall be conditioned upon the Buyers’ execution of such accountants’ standard waiver letter. Notwithstanding anything herein to the contrary, no such access or any access provided for pursuant Section 7.5(b) shall be permitted to the extent that it would require the Company or any of its Subsidiaries to disclose information subject to attorney-client or similar privilege or would contravene any applicable Law.

(b)    Each of the Buyers acknowledges that any information provided to it pursuant to Section 7.1(a) or otherwise in connection with the consummation of the transactions contemplated by this Agreement is subject to the terms of the Confidentiality Agreement, which are incorporated herein by reference. Each of the Buyers acknowledges that any and all other information provided to it by the Sellers or the Sellers’ representatives concerning the Sellers and their Affiliates, including information relating to the Diagnostics Business, shall be subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.
(c)    From and after the Closing, the Sellers shall, and shall cause their respective Affiliates to, treat as confidential any proprietary or other confidential information that relates to the Wound Care Business or the Buyers or their Affiliates in a manner substantially consistent with the manner in which such Seller maintains the confidentiality of its own proprietary or other confidential information as of the date of this Agreement. In addition, the Buyers, the Sellers and the Diagnostic Entities hereby agree to be bound to the Confidentiality Agreement, with and to the same extent as the original parties thereto, as though such Person was originally party thereto.
Section 7.2.    Conduct of Business. From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (a) otherwise specifically contemplated by this Agreement (including the Restructuring Transaction), (b) required by applicable Law, (c) set forth in Section 7.2 of the Disclosure Letter or (d) consented to or approved by either Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Sellers shall cause the Company to operate the business of the Company and its Subsidiaries in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and shall use commercially reasonable efforts to preserve intact the relationships and goodwill with third parties with whom it has business relations, including its employees, licensors, customers, distributors and suppliers. Without limiting the generality of the foregoing, from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except as (A) otherwise specifically contemplated by this Agreement (including the Restructuring Transaction), (B) required by applicable Law, (C) set forth in Section 7.2 of the Disclosure Letter or (D) consented to or approved by either Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Sellers shall cause the Company and its Subsidiaries not to:
(i)    propose, authorize or effect any amendment to or change the Organizational Documents of the Company or any of its Subsidiaries;
(ii)    issue, sell, pledge, allow the transfer of or authorize issuance of any Equity Interests of the Company or any of its Subsidiaries or grant any options, warrants, calls, subscriptions or other rights to purchase or obtain any Equity Interests of the Company or any of its Subsidiaries or enter into any agreement for the sale, voting, registration or purchase of any Equity Interests of the Company or any of its Subsidiaries;
(iii)    (A) split, combine or reclassify any the Equity Interests of the Company or any of its Subsidiaries, issue or authorize the issuance of any other securities in substitution for such Equity Interests, (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Equity Interests of the Company if such dividend or other distribution would result in the Company having at Closing (after the payment of the Transaction Expenses) less than five million ($5,000,000) of unrestricted cash or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries;
(iv)    make any changes to its accounting principles or practices, other than as may be required by IFRS;
(v)    acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit or make any investment in, or loans, advances or capital contributions to, any Person;
(vi)    sell, transfer, assign, convey, lease, license, abandon or let lapse, pledge, encumber, or otherwise dispose of its assets, rights, or properties except in the ordinary course of business consistent with past practice;
(vii)    effect or permit a “plant closing,” “mass layoff” or similar event under the WARN Act;
(viii)    adopt, amend or terminate a Contract with an Employee Representative;
(ix)    create, incur, repay, assume or guarantee any Indebtedness or suffer or permit any Encumbrance (other than Permitted Encumbrances) to arise or be granted or created against or upon any of the rights, properties or assets, real or personal, tangible or intangible, of the Company or any of its Subsidiaries;
(x)    merge or consolidate or otherwise combine with any other Person, adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, winding-up, consolidation, restructuring, recapitalization or other reorganization;
(xi)    make any capital expenditures or enter into commitments therefor, excluding replacements of equipment in the ordinary course of business consistent with past practice or any such expenditure or commitment in accordance with the projection set forth in Section 7.2(xi) of the Disclosure Letter;
(xii)    (A) terminate, cancel or amend in any material respect or take any action that would cause the termination, cancellation, or amendment in any material respect of any Material Contract other than in the ordinary course of business consistent with past practice; provided that such ordinary course of business exception shall not apply to Material Contracts listed or required to be listed in Sections 4.12(a)(ii), (iii), (vi), (vii), (viii), (xiii) or (xv)), (B) enter into, or take any actions that would cause the entry into, any Material Contract (or Contract that would be a Material Contract if in effect as of the date hereof) other than in the ordinary course of business consistent with past practice; provided that (I) the ordinary course of business would not include adopting a most favored nation provision or take or pay pricing or similar terms and

(II) such ordinary course of business exception shall not apply to Material Contracts listed or required to be listed in Sections 4.12(a)(ii), (iii), (vi), (vii), (viii), (xiii), (xv)), or (C) terminate, cancel, amend, enter into, or take any actions with respect to any Material Contract listed or required to be listed in Section 4.12(a)(ix) without first consulting with Buyer; provided, however it being understood that following such consultation any dispositive determination shall be made by Sellers and the Company in their sole discretion;
(xiii)    engage in any transaction for which the Company or any of its Subsidiaries is liable post-Closing with, or make or agree to make any payment to, either of the Sellers or any of their Affiliates (other than the Company and its Subsidiaries), or any of their respective shareholders, officers, directors or employees;
(xiv)    (A) make any changes in its cash management policies or accelerate collection of any notes or accounts receivable due from third parties in advance of their regular due date in the ordinary course of business consistent with past practice or (B) delay payment of any note or account payable or other Indebtedness beyond its due date or the date when such payment would have been paid in the ordinary course of business consistent with past practice;
(xv)    initiate any Proceeding or enter into any waiver, release, assignment, compromise or settlement of any pending or threatened Proceeding other than by the payment of $1,000,000, individually, or $5,000,000, in the aggregate;
(xvi)    fail to maintain insurance coverage at presently existing levels;
(xvii)    make or change any Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any Proceeding with respect to any Tax Claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes of the Company or any of its Subsidiaries, or take any other action outside the ordinary course of business relating to the filing of any Tax Return or the payment of any Tax that would, or would reasonably be expected to, result in any material liability for Taxes to the Company or any of its Subsidiaries in any Post-Closing Tax Period without prior consent or approval by either Buyer (such consent not to be unreasonably withheld, conditioned or delayed);
(xviii)    except as required by any Company Plan or Non-U.S. Plan or by an existing Contract set forth in Section 7.2 of the Disclosure Letter, (A) increase the compensation or fringe benefits of any present or former director, officer or Employee (except, in the case of individuals (i) who are not Global Leadership Team members and (ii) whose annual base compensation is below two hundred thousand dollars ($200,000), for increases in salary or hourly wage rates, in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses pursuant to bonus arrangements in effect as of the date hereof); (B) pay any performance-based compensation unless the performance conditions are achieved; (C) terminate the employment of any Global Leadership Team member or any individual whose annual base compensation is in excess of two hundred thousand dollars ($200,000) without “cause” (and other than due to death or disability) or grant any severance or termination pay to any present or former director, officer or Employee or hire any Global Leadership Team member (or replacement therefor) or any Person holding any comparable position or title or other Employee earning in excess of two hundred thousand dollars ($200,000) per annum, other than to replace any similarly compensated Employee (other than a Global Leadership Team member) at a rate of pay consistent with that applicable to such former employee; (D) loan or advance any money or other property to any present or former director, officer or Employee except (x) under the terms of any Company Plan that is a United States tax qualified plan, (y) in the case of individuals (i) who are not Global Leadership Team members and (ii) whose annual base compensation is below two hundred thousand dollars ($200,000), in the ordinary course of business consistent with past practice or (z) in connection with the use of Company property in the ordinary course of business consistent with past practice, or expense advancements or loans made under Company Plans or Non-U.S. Plans; (E) establish, adopt, enter into, amend or terminate any Company Plan or Non-U.S. Plan, except in the case of plan renewals in the ordinary course of business that do not result in materially increased costs; (F) take any action to accelerate any rights or benefits under any Company Plan or Non-U.S. Plan; (G) increase the funding obligation or employer contribution rate of any Company Plan or Non-U.S. Plan or (H) grant any equity compensation to any Participant or other Person; or
(xix)    agree to take any of the actions prohibited by the foregoing clauses (i) through (xviii).
Section 7.3.    Publicity. No party to this Agreement shall originate or make any news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party whether named in such publicity, news release or other similar public announcement or not, except a party may originate or make any such publicity, news release or other similar public announcement as may be required by Law; provided, however, that in such event, the party issuing such news release or other similar public announcement shall still be required to consult with the other parties, whether named in such news release or other similar public announcement or not, a reasonable time prior to its release to allow the other party to comment thereon (the inclusion of any such comments being in the reasonable discretion of the issuing party) and, after its release, shall provide the other party with a copy thereof; provided, further that, for the avoidance of doubt, this Section 7.3 shall not restrict the Sellers, the Company, any of their respective Subsidiaries or U.S. Buyer and its Affiliates from communicating with employees, customers, suppliers, distributors, shareholders or investors or taking other actions, including mandatory filings with Governmental Authorities in connection with this Agreement.
Section 7.4.    Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the Sellers and the Buyers shall, as promptly as reasonably practicable, use its or their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated herein. In furtherance and not in limitation of the foregoing, each of the Sellers and the Buyers, as applicable, shall (i) make an appropriate filing pursuant to (a) the Cartel Act 2005

(Austria) as soon as reasonably practicable, (b) the Act Against Restraints of Competition 1958 (Germany) as soon as reasonably practicable, (c) the Competition Act 2002 (Ireland) as soon as reasonably practicable and (d) Lei 12.529 of 2011 (Brazil) as soon as reasonably practicable, (ii) obtain as promptly as practicable the expiration or termination of any waiting period or any such approvals or consents relating to the Antitrust Filings as are required under any applicable Antitrust Laws, and (iii) reasonably cooperate and consult with each other in timely making all Antitrust Filings and timely seeking all such consents, approvals, permits, notices or authorizations.
(b)    In connection with the efforts referenced in Section 7.4(a), each of the Sellers, on the one hand, and the Buyers, on the other hand, will (i) reasonably cooperate in all respects with each other in connection with any Antitrust Filing and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party, (ii) keep the other parties reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any Proceeding by a private party, in each case regarding the transactions contemplated by this Agreement and (iii) permit the other parties to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by any such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the covenants of the parties contained in Section 7.4(b) shall not require the parties to disclose: (x) any information that in its or their reasonable judgment would result in the disclosure of any trade secrets or violate any of its or their obligations with respect to confidentiality, or (y) any privileged information or confidential competitive information. The parties may, as it or they deem advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other party under this clause “outside counsel only.” Such materials and information contained therein are to be given only to the outside legal counsel of the recipient and not disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the disclosing party.
(c)    In furtherance and not in limitation of the covenants of the parties contained in Sections 7.4(a) and (b), if any objections are asserted with respect to the transactions contemplated hereunder under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated herein as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated herein, each of the Buyers and the Sellers shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated herein. Without limiting the foregoing, each of the Buyers agrees to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate any impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, including providing information, proposing, negotiating, committing to and/or effecting, by consent decree, hold separate orders, or otherwise, (i) the sale, divestiture or disposition of, or holding separate such of the Company’s assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested; (ii) the termination, where possible, of existing material relationships, contractual rights or obligations of the Company; (iii) the entering into of a licensing relationship or creation of contractual rights or obligations of the Company; or (iv) committing to such other actions or restrictions on the business operations of the Company as necessary in order to resist, avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any such suit or Proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby or that would make the consummation of the transactions contemplated herein in accordance with the terms of this Agreement unlawful; provided, however, notwithstanding any other provision of this Agreement, neither of the Buyers or their respective Affiliates shall be obliged to take or agree to any action or actions that would reasonably be expected to have a Material Adverse Effect (determined for the purposes of this Section 7.4(c) without reference to clauses (b)(vi) or (b)(vii) of such definition herein), individually or in the aggregate, on the Company, and the Company and its Subsidiaries shall not agree to (i) pay any consent fees or (ii) comply with other conditions imposed by any Governmental Authority, in each case, in consideration for any Governmental Authority providing the applicable authorizations, consents, orders and approvals, without the prior written consent of the Buyers. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.4(c) shall require the Buyers to take any action with respect to any of its Affiliates (other than the Company or any of its Subsidiaries), including but not limited to selling or otherwise disposing of, or holding separate, any business, assets or properties, terminating or creating any relationships, contractual rights, obligations or other arrangement or effectuating any other change or restructuring.
(d)    Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 shall limit a party’s right to terminate this Agreement pursuant to Section 9.1 so long as such party has, prior to such termination, complied with its obligations under this Section 7.4.
Section 7.5.    Records.
(a)    As soon as reasonably practical after the Closing Date, the Sellers shall deliver or cause to be delivered to the Buyers all books and records in possession of the Sellers or their respective Affiliates to the extent relating to the Wound Care Business.
(b)    With respect to the financial and tax books and records and minute books of the Company and its Subsidiaries relating to matters occurring on or prior to the Closing Date, for a period of seven (7) years after the Closing Date, neither the Buyer shall cause or permit their destruction or disposal without first offering to surrender them to the Sellers. Where there is a legitimate purpose, including an audit of any of the Sellers or their Affiliates or the Company or its Affiliates by the IRS or any other Governmental Authority or in connection with the performance of any obligation or the enforcement of any right under this Agreement, each of the Buyers shall cause the Company to allow the Sellers and its representatives and the Sellers shall allow and shall cause the Diagnostic Entities to allow the Buyers and their representatives reasonable access to the books and records and minutes books of the Company and its Subsidiaries or the Sellers and the Diagnostic Entities, as applicable, during regular business hours.

Section 7.6.    Tax Matters.
(a)    Preparation and Filing of Tax Returns. The Sellers shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns for the Company and its Subsidiaries that are required to be filed (taking into account extensions) on or before the Closing Date, and the Sellers shall procure the payment of all Taxes due with such Tax Returns. Any Tax Returns required to be filed by the Sellers pursuant to the immediately prior sentence shall be prepared on a basis consistent with the last previous such Tax Returns. The Buyers shall prepare and timely file or shall cause to be prepared and timely filed all other Tax Returns for the Company and its Subsidiaries (excluding any Tax Returns required to be prepared by the Sellers pursuant to Section 7.6(f)). Tax Returns required to be filed by the Buyers for a period that ends on or before the Closing Date shall, insofar as they relate to the Company and its Subsidiaries prior to the Closing Date, be prepared on a basis consistent with the last previous such Tax Returns filed, unless the Buyers conclude that there is no reasonable basis for such position. Tax Returns required to be filed by the Buyers for a Straddle Period shall, insofar as they relate to the Company and its Subsidiaries prior to the Closing Date, be prepared on a basis consistent with the last previous such Tax Returns filed, unless the Buyers conclude that an alternative position is more likely than not the correct position. The Buyers shall (i) cause an election to be made to reduce U.S. Corp’s basis in the stock of the U.S. Diagnostic Entity described in Section 6.1 of the Disclosure Letter to its fair market value pursuant to Section 362(e)(2)(C) of the Code, and shall cause such an election to be filed with the relevant Tax Return for the year in which the Closing occurs, (ii) not elect to file consolidated returns for an affiliated group that includes U.S. Corp for the tax year ending on the Closing Date, and (iii) elect to not terminate the Dutch fiscal unity between the Company, Systagenix Wound Management Mid Co B.V. and Systagenix Wound Management IP Co B.V. as a result of the merger of Systagenix Wound Management Mid Co B.V. with and into Systagenix Wound Management BV as described in Section 6.1 of the Disclosure Letter. In the case of any Tax Return required to be filed by the Buyers for the Company and its Subsidiaries with respect to Taxes for which the Sellers are required to pay pursuant to this Agreement, the Buyers shall deliver to the Sellers, at least 15 Business Days prior to the due date for the filing of such Tax Return (taking into account extensions) or if the information necessary to prepare such Tax Return is not available 15 Business Days before the due date, then promptly after such information becomes available, a statement setting forth and requesting payment for the amount of Tax for which the Sellers are responsible and a copy of such Tax Return. Any Taxes required to be paid by the Sellers pursuant to this Agreement with respect to Tax Returns for the Company and its Subsidiaries that are required to be filed after the Closing Date shall be paid by the Sellers within 10 days of the due date for such Taxes, or no later than the date such Tax Return is filed if such Tax Return is filed earlier than the applicable due date and the Sellers had a reasonable period to review such Tax Return. For the avoidance of doubt, the Sellers’ obligation to pay their share of Taxes pursuant to this Section 7.6(a) is not subject to the limitations on indemnification set forth in Section 10.5(a) and (b). Solely in the case of any Tax Return which the Buyers are responsible for preparing under this Section 7.6(a) with respect to a Tax for which the Sellers have an indemnification obligation pursuant to this Agreement, the Sellers shall have the right to review such Tax Return and statement prior to the filing of such Tax Return, and the Sellers and the Buyers agree to consult and resolve in good faith and as promptly as possible any issue arising as a result of the Sellers’ review of such Tax Return and statement. Neither party may file any amended Tax Returns for any Tax period for the Company and its Subsidiaries with respect to which the other party is obligated to prepare or cause to be prepared the original such Tax Returns pursuant to this Section 7.6(a) without the prior written consent of the other party. Notwithstanding any provision of this Agreement, the Buyers may not make an election under Section 338(g) of the Code with respect to its purchase or deemed purchase of the Company or any of its Subsidiaries without the Sellers’ written consent. If the Sellers determine that any of the Company and their Subsidiaries is entitled to file or make a formal or informal claim for refund or file an amended Tax Return providing for a refund with respect to a period for which it is obligated to prepare or cause to be prepared the original such Tax Return pursuant to this Section 7.6(a) and with respect to Taxes for which the Sellers have agreed with the Buyers that Sellers have an indemnification obligation pursuant to this Agreement, the Sellers shall be entitled to file or make such claim or amended Tax Return on behalf of such entity and will be entitled to control the prosecution of such refund claims; provided, that the Sellers shall not take any action that would result in any incremental increases in Tax liabilities or decreases in Tax assets and benefits of the Company and its Subsidiaries and their direct and indirect equityholders as reasonably determined by the Buyers other than with the written consent of the Buyers which consent shall not be unreasonably withheld, delayed or conditioned.
(b)    Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements between (i) the Company and its Subsidiaries, on the one hand; and (ii) either of the Sellers or any of their respective Subsidiaries or Affiliates (other than the Company and its Subsidiaries), on the other hand, shall be terminated effective as of the close of business on the Closing Date and have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder with respect to any taxable year or period after the Closing Date in respect of a redetermination of Tax liabilities or otherwise.
(c)    Carryforwards, Carrybacks and Refunds. Unless otherwise required by law, neither of the Buyers nor any of their respective Affiliates shall cause or permit the Company or any of its Subsidiaries to carry back to any Pre-Closing Tax Period any net operating loss or other Tax attribute that is attributable to a Post-Closing Tax Period (a “Post-Closing Tax Attribute”). Each of the Buyers, on its own behalf and on behalf of its Affiliates, hereby waives any right to use or apply any net operating loss, charitable contribution credit or other item of the Company and its Subsidiaries for any tax year ending on any date following the Closing Date to any period of the Company and its Subsidiaries ending on or before the Closing Date. The Sellers shall be entitled to any Tax refunds, including interest, actually received from a Governmental Authority, in respect of Taxes paid or incurred by the Company and its Subsidiaries with respect to a Pre-Closing Tax Period, solely with respect to which the Sellers have an indemnification obligation pursuant to this Agreement and excluding any Tax refunds attributable to a Post-Closing Tax Attribute. The Buyers, as applicable, shall forward to the Sellers or reimburse the Sellers for any such Tax refunds actually received within five days of such receipt. Notwithstanding anything herein to the contrary, the Buyers shall be entitled to retain any refund (i) with respect to Taxes with respect to any Post-Closing Tax Period relating to the Company or its Subsidiaries or (ii) attributable to a Post-Closing Tax Attribute.

(d)    Cooperation. Each of the Buyers and the Sellers shall provide each other with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Company and its Subsidiaries. The Buyers shall, within the earlier of one hundred and twenty (120) days after the Closing Date or sixty (60) days prior to the Tax Return filing due date, prepare or cause the Company and its Subsidiaries to prepare a customary tax work paper preparation package as listed on Section 7.6(d) of the Disclosure Letter and other items consistent with past practice that are reasonably requested in writing by the Sellers that are necessary to enable the Sellers and their direct and indirect equityholders to prepare Tax Returns the Sellers and their direct and indirect equityholders are obligated to prepare or cause to be prepared. The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the other party.
(e)    No Buyer Tax Act. Except as required by applicable law, neither of the Buyers shall, and each shall ensure that none of its Affiliates (including after the Closing the Company and its Subsidiaries), acting separately or in concert, (i) make or change any entity classification Tax election of the Company or its Subsidiaries for the Pre-Closing Tax Period, (ii) make a section 338(g) election with respect to the purchase or deemed purchase of the Company or any of its Subsidiaries, (iii) make an election, file an amended Tax Return, enter into any closing agreement, settle or compromise any Proceeding with respect to any Tax Claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes of the Company or any of its Subsidiaries, for a Pre-Closing Tax Period, in each case that would result in any liability for Taxes to the Company or its Subsidiaries for a Pre-Closing Tax Period or increased Taxes of a Seller Indemnified Party, other than any such action expressly required or otherwise expressly contemplated by this Agreement or with the written consent of the Sellers which consent shall not be unreasonably withheld, delayed or conditioned (a “Buyer Tax Act”). For the avoidance of doubt, no Pre-Closing Action requested pursuant to Section 7.14(a) and no action taken pursuant to Section 7.14(b) shall be a Buyer Tax Act.
(f)    Transfer Taxes. All transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or gains) and related fees (including any penalties, interest and additions to tax) (“Transfer Taxes”) arising out of or incurred in connection with this Agreement shall be borne equally by the Sellers on the one hand, and by the Buyers, jointly and severally, on the other hand. The party that is legally responsible to file a Tax Return related to Transfer Taxes shall at its expense be responsible for preparing and timely filing any such Tax Return. For the avoidance of doubt, any refund actually received by either party with respect to such Transfer Taxes shall be shared equally by the Sellers on the one hand, and by the Buyers, on the other hand. Notwithstanding anything in this Agreement to the contrary, any Transfer Taxes arising directly out of or in connection with the Restructuring Transaction shall be borne entirely by the Sellers, and any refund actually received related to such Transfer Taxes shall be remitted to the Sellers as soon as reasonably practicable upon receipt thereof without offset. Each party shall use reasonable efforts to obtain any available exemption from, or recovery or refund with respect to any assessment of Transfer Taxes and to cooperate with the other party in providing any information or documentation that may be reasonably necessary to obtain such exemption or recovery.
(g)    Tax Claims.
(i)    If a claim shall be made by any Taxing Authority (a “Tax Claim”) which, if successful, might result in an indemnity payment to the Buyers, the Buyers shall promptly notify the Sellers of such claim no later than fifteen (15) Business Days after such Tax Claim is made; provided, however, that no delay on the part of the Buyers in notifying the Sellers will relieve the Sellers from any indemnification obligation hereunder with respect to any Tax Claim, except to the extent that such delay actually and materially prejudices the Sellers.
(ii)    With respect to any Tax Claim to the extent relating to a Pre-Closing Tax Period for which the Sellers have agreed with the Buyers that they have an indemnification obligation pursuant to this Agreement, the Sellers shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in their sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Sellers will not take any action with respect to such Tax Claim that has an adverse impact on the Buyers; provided, further, that the Sellers must consult in good faith with the Buyers with respect to the settlement of such Tax Claim. Notwithstanding the foregoing, the Sellers shall not settle such Tax Claim without the prior written consent of the Buyers, which consent shall not be unreasonably withheld, delayed or conditioned.
(iii)    With respect to any Tax Claim relating to any Straddle Period, both the Sellers and the Buyers shall jointly control and participate in all proceedings taken in connection with such Tax Claim and shall each bear their own respective costs and expenses. Neither the Sellers nor the Buyers shall settle any such Tax Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld.
(iv)    Except as otherwise provided in Section 7.6(h)(ii) and (iii), the Buyers shall control all proceedings with respect to Taxes for any Post-Closing Tax Period and the Sellers shall have no right to participate in such proceedings.
(h)    Survival and Payment of the Tax Indemnity Obligations. Notwithstanding anything in this Agreement to the contrary except with due regard to Section 7.6(k), the indemnity obligations with respect to Taxes pursuant to Article X shall survive until the close of business on the 30th day after the expiration of the applicable statute of limitations (taking into account applicable extensions) with respect to the underlying subject matter of such claim. The Sellers shall not indemnify, defend or hold harmless the Buyers or any of their Affiliates from any liability for Taxes (i) attributable to a Buyer Tax Act as defined in Section 7.6(e), a Pre-Closing Action requested under Section 7.14(a) or the elimination of Intercompany Indebtedness as provided in Section 7.6(j) (except to the extent such Taxes are included in the Seller Cap) or (ii) to the extent any net operating or capital loss carry forwards of the Company and its Subsidiaries that are attributable to a Pre-Closing Tax Period reduce such liability for such Taxes; provided, however, that this clause (ii) shall not be applicable in the case of any consequences to a Pre-Closing Tax Period that result from a net operating or capital loss carry forward not being available; provided further, that if any net operating or capital loss carry forward is no longer available as a result of a Pre-Closing Action requested by the Buyers pursuant to Section 7.14(a) or the elimination of Intercompany Indebtedness as provided in Section 7.6(j) and if the liability of the Sellers would have been reduced pursuant to this clause (ii) except for the fact that such net operating loss or capital loss carryforward is not available as a result of such Pre-Closing Action or the elimination of Intercompany Indebtedness as provided in Section 7.6(j), such net operating or capital loss carry forward shall be treated as if it were available for purposes of calculating the reduction of liability for Taxes in this clause (ii). For the avoidance of doubt, the Buyers have no obligation to indemnify for any tax benefit relating to any net operating loss or loss carry forwards of the Company and its Subsidiaries. The Buyers shall indemnify the Sellers for any liability for Taxes attributable to a Buyer Tax Act.
(i)    Dutch Fiscal Unity. Sellers shall not file any Tax Return relating to Dutch fiscal unity for the period including December 23, 2011 without making the appropriate elections to transfer all Tax losses of the Dutch fiscal unity up to and including December 23, 2011 that can be allocated on a stand-alone basis to Systagenix Wound Management IP Co. B.V. The Sellers shall provide prompt written notice to the Buyers after filing the Tax Return with such elections, which Tax Return shall be filed as soon as reasonably practicable and in no event later than the Closing Date.
(j)    Intercompany Indebtedness. The Sellers shall deliver, or cause to be delivered, to the Buyers as soon as reasonably practicable after the date hereof and no later than August 31, 2013, or such date as otherwise agreed between the Sellers and the Buyers, a draft plan which sets forth, in reasonable detail, the steps, tax commentary for all relevant jurisdictions and timeline to eliminate all Intercompany Indebtedness outstanding as of the date hereof, with the exception of (i) Intercompany Indebtedness balances not exceeding $100,000.00, and (ii) any other Intercompany Indebtedness balances as mutually agreed between the Sellers and the Buyers (a “Qualifying Plan”). In calculating any Intercompany Indebtedness balance payable by one Person (the first Person) to another Person (the second Person) under this paragraph for purposes of the $100,000.00 threshold, the amount payable by the first Person to the second Person (x) shall include the total gross amounts payable by the first Person to the second Person, and (y) shall not be netted against any amount payable by the second Person to the first. In the case of (1) Intercompany Indebtedness payable by a debtor in one country to a creditor in another country (“Cross-Border Intercompany Indebtedness”), and (2) Intercompany Indebtedness to be eliminated for less than arm’s length consideration, the Qualifying Plan shall provide for the elimination of Intercompany Indebtedness that was outstanding as of the date hereof by a date that is no later than the Closing Date. Prior to the commencement of implementation of the Qualifying Plan, the Qualifying Plan shall be subject to the Buyers’ review and approval, which approval shall not be unreasonably withheld or delayed; provided, that Buyers’ approval is to be delivered within ten (10) Business Days of receipt of the Qualifying Plan and Buyers’ approval right shall include the right to approve the draft Qualifying Plan in whole or in part and to make necessary changes prior to commencement of the Qualifying Plan. Following the commencement of the Qualifying Plan, the Buyer may request that certain Intercompany Indebtedness balances not be eliminated which request will not be unreasonably denied by Sellers. Following the approval and commencement of implementation of the Qualifying Plan and prior to the Closing Date, the Sellers and the Company shall keep the Buyers reasonably informed of progress on implementation of the Qualifying Plan and shall use commercially reasonable efforts to complete all steps under the Qualifying Plan scheduled to be completed prior to the Closing Date, prior to such date; provided, however, that (i) no such Intercompany Indebtedness must be eliminated prior to the Closing if it would impair or delay the consummation of the transactions described herein, or result in any adverse financial, tax or other consequence for the Sellers, their direct and indirect equityholders, the Company or any of its Subsidiaries for any amount in excess of $750,000 (the “Seller Cap”) which is not fully compensated for by the Buyers and (ii) the amount of any such costs, expenses and adverse consequences of the Company and its Subsidiaries that are included in the Seller Cap shall be Transaction Expenses to the extent unpaid as of the Closing. The Buyers shall be obligated to pay all out-of-pocket fees, expenses and costs of the Sellers and their direct and indirect equityholders, the Company and its Subsidiaries associated with the actions contemplated by this Section 7.6(j) (other than such amounts included in the Seller Cap), including: (i) any incremental increases in Tax liabilities or decreases in Tax assets and benefits of the Sellers and their direct and indirect equityholders as determined by Sellers in their sole discretion (such discretion to be exercised reasonably and in good faith), and (ii) any reasonable out-of-pocket expenses of unrelated third-party financial, legal or other professional advisor fees incurred in connection with determining the financial, tax and other consequences associated with such actions. All such expenses incurred in connection with such actions remain payable by the Buyers even if such Intercompany Indebtedness is not eliminated or the Closing does not occur in each case (unless the Closing does not occur as a result of the failure of the conditions set forth in Sections 8.1(a) and (b) to have been satisfied). Moreover, if the Closing does not occur (unless the Closing does not occur as a result of the failure of the conditions set forth in Sections 8.1(a) and (b) to have been satisfied), the Buyers shall pay or reimburse the Sellers for all out of pocket costs and expenses incurred in connection with restoring any such eliminated Intercompany Indebtedness. For the avoidance of doubt, any reduction in tax attributes of the Company and its Subsidiaries shall not be considered an adverse tax consequence that is included in the Seller Cap.
(k)    The parties agree that, notwithstanding anything in this Agreement to the contrary:
(i)    the indemnification obligations of the Sellers under (A) Section 10.1(f) and, to extent the Taxes covered under Section 10.1(f) are also covered under Section 10.1(a), Section 10.1(a), and (B) Sections 10.1(b) and 10.1(c) to the extent relating to a breach of Section 7.6(a), shall terminate as of the date which is twelve (12) months following the Closing Date (other than with respect to claims which are made prior thereto in accordance with this Agreement);
(ii)    the Sellers shall have no right to receive any refunds with respect to Taxes of the Company and its Subsidiaries (excluding, for the avoidance of doubt, the Diagnostics Entities) described in Section 7.6(k)(i) which are payable to the Sellers pursuant to this Agreement beginning as of the date which is twelve (12) months from the Closing Date (other than with respect to, and only to the extent of, any refunds (A) for which there is a reasonable basis and (B) as to which the Sellers notify the Buyers in writing prior thereto of the event or circumstance giving rise to the refund and, to the extent reasonably known, specify the amount of the refund);
(iii)    for the avoidance of doubt, in order to assist the Dutch Diagnostics Entity to reclaim the Dutch VAT incurred in relation to the Restructuring Transaction, Systagenix Wound Management IP Co B.V. will issue an invoice that fully complies with Dutch VAT invoicing requirements in relation to the transfer of the intangible property. Upon request by the Dutch Diagnostics Entity, Systagenix Wound Management IP Co B.V. will provide full cooperation and documentation relevant in the Dutch Diagnostics Entity's reclaiming of the VAT on such invoice, including providing relevant background information regarding the carve-out, proof of remittance of the invoiced VAT by Systagenix Wound Management IP Co B.V. to the Dutch tax authorities, and any other documentation that is necessary to enable the Dutch Diagnostics Entity to properly reclaim and receive the VAT invoiced by Systagenix Wound Management IP Co B.V. to the Dutch Diagnostics Entity in relation to the transaction of the intangible property; and
(iv)    if the Dutch tax authorities take the view that the transfer of the Diagnostics Business by Systagenix Wound Management IP Co B.V. to the Dutch Diagnostics Entity qualified as a transfer of going concern as stipulated in Article 37d of the Dutch VAT Act, Systagenix Wound Management IP Co B.V. will fully cooperate and assist with the credit invoicing procedure and will repay the invoiced Dutch VAT to the Dutch Diagnostics Entity upon having received a refund of such Dutch VAT from the Tax Authorities.
Section 7.7.    Employee Matters.
(a)    Each of the Buyers shall, and shall cause their respective Subsidiaries to, recognize the service of each current or former employee of the Company or any Subsidiary of the Company (and any of their respective predecessors), as the case may be, as of the Closing as service with the Buyers and their respective Subsidiaries for all purposes under any applicable benefit plan of either of the Buyers or any of their respective Subsidiaries in which such current or former employee will be entitled to participate on and after the Closing Date (but not for purposes of benefit accrual under applicable defined benefit retirement plans), but only to the extent such prior service (i) is credited under the corresponding Company benefit arrangement immediately prior to the Closing and (ii) does not result in a duplication of benefits.
(b)    With respect to any self-insured welfare benefit plans of either of the Buyers or any of their respective Subsidiaries in which such current or former employee would otherwise be eligible to participate on and after the Closing Date, the Buyers, as the case may be, shall cause, and with respect to all other welfare benefit plans in which such current or former employee would otherwise be eligible to participate on and after the Closing Date, such Person shall use its reasonable best efforts to cause, any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations to be waived with respect to the current and former employees of the Company or its Subsidiaries and their eligible dependents to the extent waived under the corresponding Company benefit arrangement (for a comparable level of coverage) in which the applicable Person participated immediately prior to the Closing. If any of the Company benefit arrangements that are medical, vision and/or dental benefit plans are terminated prior to the end of a plan year, current and former employees of the Company or its Subsidiaries and their dependents who are then participating in any such deductible-based Company benefit arrangement will be given credit for deductibles, co-payments and eligible out of pocket expenses incurred toward deductibles, co-payments and out of pocket maximums during the portion of the plan year preceding the termination date (or transfer date) in any comparable deductible-based medical, vision and/or dental benefit plan of the Buyers or any of their respective Subsidiaries for the corresponding benefit plan year.
(c)    For a period beginning as of the Closing and ending on the one year anniversary of the date thereof, each of the Buyers shall or shall cause the Company or the appropriate Subsidiary of the Company to maintain in effect (i) for each Employee, annual base salary and annual cash target bonus opportunity that are not less favorable than the annual base salary and annual cash target bonus opportunity in effect for such Employee immediately prior to the Closing and (ii) for the Employees, in the aggregate, other employee benefits that are no less favorable in the aggregate than such other employee benefits (excluding defined benefit pension benefits, equity incentives and retiree welfare benefits) that were provided to such Employees under the Company Plans and Non-U.S. Plans disclosed on Sections 4.15(a) and 4.15(n) of the Disclosure Letter.
(d)    Each of the Buyers shall, and shall cause their respective Subsidiaries to, honor in accordance with their terms all Company Plans and Non-U.S. Plans, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event); provided, however, that the Buyers and their respective Subsidiaries may amend, modify or terminate any individual plan or arrangement in accordance with its terms and applicable Law.
(e)    To the extent that (i) the applicable Law of any jurisdiction, or (ii) any collective bargaining agreement or other agreement with any labor organization, union, works council, or economic committee set forth in Section 4.14(b) of the Disclosure Letter would require the Buyers or any of their respective Subsidiaries to provide any more favorable terms of employment to any non-U.S. Employee than those otherwise provided for by this Section 7.7 (or modify the period of time for which such standards are met), then the Buyers will, or will cause one of such Person’s Subsidiaries to, provide such non-U.S. Employee with such more favorable terms, and otherwise provide terms of employment in accordance with this Section 7.7.
(f)    The Company, and the Buyers shall each provide, and shall cause each of their Subsidiaries to provide, and shall use their reasonable best efforts to cause each of their respective representatives to provide, all cooperation reasonably requested by the other party in connection with all notifications and consultations and other processes necessary to effectuate the transactions contemplated hereby with respect to any works council, economic committee, union or similar body as required to either (i) obtain an opinion or acknowledgment from any works council, economic committee, union or similar body or (ii) establish that the parties are permitted to effect the Closing without such opinion or acknowledgment. Such cooperation shall include the provision of any information required by applicable Law or the terms of any Contract as reasonably requested by the other party. The parties shall make available their representatives at such times and in such places as the Company may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.
(g)    Prior to the Closing Date, the Company shall use reasonable efforts to obtain and deliver to the Buyers, as soon as reasonably practicable after the date hereof (and in any event prior to the Closing Date), a waiver from each Person who is, with respect to the Company and its Subsidiaries, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and has received or may receive a “parachute payment” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), pursuant to which such Person waives any and all rights such Person may have as to any such payment if the shareholder approval referred to in Section 7.7(h) is not obtained prior to the Closing Date.
(h)    With respect to each Person who has executed the waiver referred to in Section 7.7(g), the Company shall seek, prior to the Closing Date, the approval by such number of shareholders of the Company (or its parent entity, as applicable) as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits that, in the absence of waivers by the affected Persons under Section 7.7(g), might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reasons of Section 280G of the Code, with such shareholder approval to be carried out in a manner intended to satisfy all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations thereto.
(i)    The Company shall provide the Buyers, as soon as reasonably practicable prior to the execution of such waivers referenced in Section 7.7(g) and prior to seeking stockholder approval pursuant to Section 7.7(h), as applicable, drafts of the waivers and stockholder approval referenced in Sections 7.7(g) and (h) for review and reasonable comment by the Buyers, together with supporting calculations prepared by the Company or its advisors relating to potential parachute payments under Section 280G of the Code. The Company’s acceptance of such Buyers’ comments shall not be unreasonably withheld.
(j)    No provision in this Section 7.7 shall (i) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company, the Company’s Subsidiaries or any other Person (other than the parties hereto and their respective successors and permitted assigns), (ii) constitute or create or be deemed to constitute or create an employment agreement or any right in any Employee or any other Person to any continued employment or service with or for the Company, the Buyers, or any of their respective Affiliates, or to any compensation or benefits of any nature or kind whatsoever, (iii) constitute or be deemed to constitute an amendment, modification, adoption, suspension or termination of any employee benefit plan, program, policy, agreement or arrangement of the Company, the Buyers, or any of their respective Affiliates, or (iv) alter or limit the ability of the Company, the Buyers, or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 7.8.    Noncompetition.
(a)    The Sellers acknowledge and agree that (i) the Wound Care Business is conducted and performed throughout the world; (ii) the Company and/or its Subsidiaries compete with other businesses that are or could be located in any jurisdiction in which the Wound Care Business operates; (iii) the Buyers have required that each of the Sellers and each Diagnostic Entity, make the covenants set forth in this Section 7.8 as a condition to the Buyers’ willingness to acquire the Company and its Subsidiaries pursuant to this Agreement and (iv) the provisions of this Section 7.8 are reasonable and necessary to protect the goodwill of the Wound Care Business from and after the Closing.
(b)    Accordingly, in consideration of the promises contained herein, the consideration to be received by the Sellers pursuant to this Agreement for the sale of the goodwill of the Wound Care Business, and in consideration of and as an inducement to the Buyers to consummate the transactions contemplated by this Agreement, the Sellers covenant and agree, that during the period from and after the Closing Date until the earlier of (i) the third anniversary of the Closing, within the European Union or otherwise, the fifth anniversary of the Closing Date and (ii) the date the Diagnostic Entities, any entity to which they transfer all or substantially all their assets, or any successor entity thereof is no longer controlled by, directly or indirectly, One Equity Partners III, L.P. or its Affiliates (the “Noncompete Period”), the Diagnostic Entities shall not, directly or indirectly:
(i)    engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend its name or any similar name to, lend its credit to or render services or advice to, any business whose services or activities compete in whole or in part with the services or activities of the Company and its Subsidiaries or the Wound Care Business in any jurisdiction where the Wound Care Business operates as such services or activities are conducted prior to the Closing; provided, however, that the Diagnostic Entities may purchase or otherwise acquire up to (but not more than) two percent (2%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national securities exchange.
(c)    Each of the Sellers and the Buyers agree that during the Noncompete Period, it shall not;
(i)    whether for its own account or the account of any other Person, (A) solicit, or assist in soliciting, employ, or otherwise engage as an employee, independent contractor or otherwise, any Person who: (x) is an employee of the Company or its Subsidiaries or the U.S. Buyer or its Subsidiaries or of the Diagnostic Entities or Sellers, as applicable or (y) within the six months prior to any solicitations, employment or engagement, was an employee of the Company or its Subsidiaries or the U.S. Buyer or its Subsidiaries or of the Diagnostic Entities or the Sellers, as applicable; (B) in any manner induce or attempt to induce any employee of the Company or its Subsidiaries or the U.S. Buyer or its Subsidiaries or of the Diagnostic Entities or the Sellers, as applicable, to terminate such employment; or (C) interfere with the relationship of the Company or its Subsidiaries or the U.S. Buyer or its Subsidiaries or the Diagnostic Entities

or Sellers, as applicable, with any Person, including any Person who at any time during the Noncompete Period was an employee, contractor, supplier or customer of the Company or its Subsidiaries or the U.S. Buyer or its Subsidiaries; or
(ii)    disparage the other parties hereto or any of their respective shareholders, directors, officers, employees, or agents.
(d)    If any covenant of any Person in this Section 7.8 is held to be unreasonable, arbitrary, or against public policy, such covenant shall be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, shall be effective, binding and enforceable against such Person.
(e)    The period of time applicable to any covenant in this Section 7.8 shall be extended by the duration of any breach by any Person of such covenant. Each of the Sellers and the Buyers acknowledges and agrees that the covenants contained in this Section 7.8 are reasonable and necessary to protect the business and interests of the Company, its Subsidiaries, the Buyers, the Sellers and their respective Affiliates and that any breach of these covenants would cause substantial irreparable injury. Accordingly, each of the Sellers and the Buyers agrees that a remedy at law for any breach of the foregoing covenants would be inadequate and that the Sellers, the Company and each of the Buyers, in addition to any other remedies available, shall be entitled to obtain preliminary and permanent injunctive relief to secure specific performance of such covenants and to prevent a breach or contemplated breach of such covenants without the necessity of proving actual damage.
(f)    For the avoidance of doubt, (A) no provision in this Section 7.8 shall prevent (i) the Diagnostic Entities from selling or marketing the products and services of the Diagnostics Business to any Person whose services or activities compete in whole or in part with the services or activities of the Buyers, the Company and its Subsidiaries or the Wound Care Business or (ii) each of Ernest Waaser, Helen Trevor, David Milner and Ray DeRise from assisting with and consulting with the Diagnostic Entities in connection with the sale or transfer of the Diagnostics Business and (B) the provision of Section 7.8(b) shall not be applicable to One Equity Partners III, L.P. or its Affiliates (other than the Sellers and the Diagnostics Entities) or to any director of the Sellers, the Diagnostic Entities or their respective Affiliates.
Section 7.9.    Additional Financial Information.
(a)    At the request of the Buyers, the Seller shall reasonably cooperate with the Buyers in the Buyers’ preparation of unaudited consolidated financial statements (comprised of the consolidated statements of financial position, comprehensive income and cash flows ) of the Company and its Subsidiaries for such quarter and the year-to-date period then ended (together with such statements for the prior year comparative period) for each fiscal quarter ending on or after March 31, 2013 and prior to the Closing Date.
(b)    Within 31 calendar days of the end of each month after the date hereof, the Sellers shall deliver to the Buyers the monthly financial results reporting package of the Company and its Subsidiaries for such month prepared on a basis consistent with past practice and which shall include pro forma income statements and a schedule of working capital for the Diagnostics Business for such month (with all such reports collectively referred to herein as the “Subsequent Financial Statements”).
Section 7.10.    No Solicitation. From the date hereof to the Closing Date, the Sellers shall not, the Sellers shall cause the Company and its Subsidiaries not to, and the Sellers shall, and shall cause the Company and its Subsidiaries to, use their respective reasonable best efforts to cause their respective directors, officers, partners, agents, managers, employees or any other Persons acting on their behalf (each such Person, with respect to any other Person, a “Representative”) not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or facilitate any Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of knowingly encouraging or facilitating, any Acquisition Proposal, or (c) enter into any Contract relating to an Acquisition Proposal. The Sellers shall, and shall cause the Company and its Subsidiaries and their respective Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and shall, where entitled to do so, demand the prompt return or destruction of all confidential information previously furnished in connection therewith. For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, stock issuance or purchase, recapitalization, share exchange or other business combination to the extent involving the Wound Care Business.
Section 7.11.    Notification of Certain Matters. The Buyers shall give prompt written notice to the Sellers, and the Sellers shall give prompt written notice to the Buyers, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused, or is reasonably likely to cause, any representation or warranty of such party contained in this Agreement to be untrue or inaccurate, in each case at any time from and after the date of this Agreement until the Closing Date, (b) any failure of the Buyers or the Sellers, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) the receipt by such party (or, in the case of the Sellers, the Company or any of its Affiliates) of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (d) the receipt by such party (or, in the case of the Sellers, the Company or any of its Affiliates) of any written inquiry or investigation from any Governmental Authority that would reasonably be expected to have an adverse impact on the Sellers’ or the Company’s ability to consummate the transactions contemplated hereby, or (e) to the Knowledge of the Sellers, as applicable, a claim that arises against or affecting such party (or, in the case of the Sellers, the Company or any of its Subsidiaries) that would reasonably be expected to have an adverse impact on the Company's ability to consummate the transactions contemplated hereby.
Section 7.12.    Financing. From the date hereof to the Closing Date, the Sellers agree to provide to the Buyers, and shall cause the Company and its Subsidiaries to, and request their respective Representatives, provide to the Buyers reasonable cooperation and information that is reasonably requested by the Buyers in connection with any financings being undertaken by Buyers or any financial reporting obligation arising in connection with the transactions contemplated hereby.

In furtherance of the foregoing, the Sellers and the Company shall use their reasonable best efforts to (i) provide the Buyers with all financial information regarding the Company reasonably obtainable by the Sellers, in such form as reasonably requested by the Buyers, in connection with the Buyers’ financing for the transaction contemplated hereby and any obligations under the Securities Act or the Exchange Act, as applicable, and (ii) reasonably assist the Buyers with the preparation of any pro forma financial statements required by Regulation S-X of the Exchange Act. The Buyers agree to compensate the Sellers for all out-of-pocket expenses and costs incurred by the Sellers or if the Closing does not occur, by the Company or its Subsidiaries, in connection with this Section 7.12. The U.S. Buyer and Sellers recognize and agree that none of the Sellers, the Company or the Subsidiaries are making any representations or warranties with respect to any information or assistance supplied pursuant to this Section 7.12 and neither of the Buyers will assert any claim with respect to such information or assistance provided and the failure to comply with any request pursuant to this Section 7.12 shall not give rise to any claim or right to assert that any condition in this Agreement has not been satisfied.
Section 7.13.    Third Party Consents. From the date hereof until the Closing Date, the Company shall use its reasonable best efforts to obtain the applicable consents and/or waivers from the third parties to the Contracts listed on Section 7.13 of the Disclosure Letter and, at the request of the Company, the Buyers shall reasonably cooperate with such efforts; provided, however that in no event shall the Company or Sellers be required to spend an amount in excess of $500,000 in the aggregate to obtain any such consents and/or waivers. For the avoidance of doubt, the failure to obtain a consent or waiver in and of itself shall not give rise to any claim or right to assert that any condition in this Agreement has not been satisfied.
Section 7.14.     Pre-Closing Action.
(a)    The Sellers and the Company shall, and shall cause each of their respective Subsidiaries to cooperate with Buyers to, take such actions prior to the Closing Date (each, a “Pre-Closing Action”) in the manner the Buyers may reasonably request for tax or other purposes, to be effective and completed on or prior to the Closing Date; provided, however, that no such Pre-Closing Action would impair or delay the consummation of the transactions described herein, or result in any adverse financial, tax or other consequence for the Sellers, their direct and indirect equityholders, the Company or any of its Subsidiaries for which they are not fully compensated for by the Buyers in each case, and, provided, further, that no such Pre-Closing Action may result in the treatment of the Company or any of its foreign Subsidiaries as a corporation for U.S. federal income tax purposes. A Pre-Closing Action may include internal reorganizations, assets transfers, liquidations, contributions or consolidations of the Company or its Subsidiaries or the implementation of alternative transaction structures to effect the transactions contemplated by this Agreement. The Buyers shall be obligated to pay all out-of-pocket fees, expenses and costs of the Sellers and their direct and indirect equityholders, the Company and its Subsidiaries as a result of such Pre-Closing Action which are disclosed to the Buyers as promptly as reasonably practicable after such Pre-Closing Action is requested, including (i) any incremental increases in Tax liabilities or decreases in Tax assets and benefits of the Sellers and their direct and indirect equityholders as determined by Sellers in their sole discretion (such discretion to be exercised reasonably and in good faith), and (ii) any reasonable out-of-pocket expenses of unrelated third-party financial, legal or other professional advisors incurred in connection with determining the financial, tax and other consequences of such Pre-Closing Action. For the avoidance of doubt, the use of any tax losses, tax loss carryforwards and similar tax attributes which exist in the Company or any of its Subsidiaries, including pursuant to a transaction which effectively converts pre-closing Dutch tax loss carryforwards into tax amortizable basis of Systagenix Wound Management IP Co B.V. (or the fiscal unity of which it is a member), or any similar transaction, shall not be a cost covered by the immediately preceding sentence. All such expenses incurred in connection with any Pre-Closing Action requested by the Buyers remain payable by the Buyers even if the Pre-Closing Action does not close, or the Closing does not occur.
(b)    The Sellers may modify the steps for implementing the Restructuring Transaction; provided, however, (i) the Diagnostics Business will be excluded from the U.S. Corp and the Company and their Subsidiaries, (ii) any such changes in the Restructuring Transaction do not impair or delay the consummation of the transactions described herein, or result in any adverse financial, tax or other consequence for the Buyers or their direct or indirect equityholders or Subsidiaries (including the Company and its Subsidiaries as of and after the Closing) for which they are not fully compensated for by the Sellers and (iii) that no such modification may result in the continued treatment of Systagenix Wound Management Mid Co B.V. as a corporation for U.S. federal income tax purposes, unless the Sellers consent to the Buyers’ making of a section 338(g) election under the Code with respect to such corporation; and (iv) that no such modification may result in the treatment of the Company or any of its Subsidiaries (with the exception of U.S. Corp and Systagenix Wound Management Mid Co B.V.) as a corporation for U.S. federal income tax purposes, unless the Buyers provide prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Sellers shall be obligated to pay all out-of-pocket fees, expenses and costs of the Buyers or their direct or indirect equityholders or Subsidiaries (including the Company and its Subsidiaries as of and after the Closing) as a result of any such changes to the Restructuring Transaction which are disclosed to the Sellers as promptly as reasonably practicable after such modification is requested, including (i) any incremental increases in Tax liabilities or decreases in Tax assets and benefits of the Buyers or their direct or indirect equityholders or Subsidiaries (including the Company and its Subsidiaries as of and after the Closing) as determined by the Buyers in their sole discretion (such discretion to be exercised reasonably and in good faith), and (ii) any reasonable out-of-pocket expenses of unrelated third-party financial, legal or other professional advisors incurred in connection with determining the financial, tax and other consequences of the Restructuring Transaction.
Section 7.15.    Letters of Credit. The parties shall cooperate and use their reasonable best efforts prior to the Closing so that the letters of credit and other performance bonds set forth on Section 7.15 of the Disclosure Letter shall, at Closing, be replaced and, to the extent identified on Section 7.15 of the Disclosure Letter, Sellers and any Affiliate of Sellers will be released from any and all obligations with respect to such letters of credit or performance bonds. The failure to replace any such letters of credit and performance bonds or effect any such release shall not give rise, in and of itself, to any claim or right to assert that any condition in this Agreement has not been satisfied.

Section 7.16.    Receivables. Any payments received with respect to the Healthpoint Point Agreement and the accounts receivable from Affiliates of Johnson & Johnson Inc. in Mexico (current balance of $157,000 as of the date hereof), Egypt (current balance of $17,101.83 as of the date hereof), South Africa (current balance of $100,452.74) and Hungary (current balance of $23,250 as of the date hereof) shall be promptly and in any event within 5 Business Days remitted to Sellers or any entity designated by Sellers to receive such remittance, in each case, net of any Taxes paid or payable by the Company of its Subsidiaries in respect thereof. To the extent permitted, the Buyers, Sellers and the Company hereby assign all right, title and interest in and to any receivable required to be remitted to the Sellers pursuant to this Section 7.16. The Sellers have the right to take any action, acting on their own behalf, to collect any such receivable.
Section 7.17.    Receipts. The Sellers and the Buyers agree that, after the Closing Date, they shall hold and shall promptly transfer and deliver to the other relevant parties, from time to time as and when received by them, any refunds or other receipts or property that they may receive after the date hereof which property belongs to the other relevant parties, including any payments of accounts receivable and insurance proceeds, and shall account to the other relevant parties for all such refunds, receipts or property. This Section 7.17 shall not apply to Taxes which are the subject of Section 7.6.
Section 7.18.    Hedging. The Sellers shall cause all the currency or other hedging, swap or other derivative agreements or transactions listed on Section 1.1(b) of the Disclosure Letter to be terminated and unwound prior to Closing with no liability or outstanding payments due by the Company or its Subsidiaries following the Closing. The Sellers agree that following the date hereof, the Company and its Subsidiaries will not enter in any new currency or other hedging, swap or other derivative agreements or transactions.
Section 7.19.    Dutch Buyer. U.S. Buyer will form or cause to be formed Dutch Buyer in the Netherlands as soon as reasonably practicable following the date hereof. U.S. Buyer will cause Dutch Buyer to execute a joinder agreeing to be bound to this Agreement as a party hereof and subject to the obligations of the Buyers herein.
ARTICLE VIII
CONDITIONS TO THE PURCHASE AND SALE
Section 8.1.    Conditions to Obligations of the Buyers. The obligations of the Buyers at the Closing to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Buyers on or prior to the Closing Date of each of the following conditions:
(a)    Each of the representations and warranties of the Sellers (other than those set forth in Section 4.1(a), Section 4.1(d), Section 4.3 and Section 4.4), shall be true and correct in all respects, without giving effect to any materiality or Material Adverse Effect qualifications therein, on the date of this Agreement and on and as of the Closing Date as though made on and as of that date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), except where the failure of such representations and warranties to be so true and correct in all respects, either individually or in the aggregate, would not, or would not reasonably be expect to, have a Material Adverse Effect and the representations and warranties set forth in Section 4.1(a), Section 4.1(d), Section 4.3 and Section 4.4 shall be true and correct in all respects, on the date of this Agreement and on and as of the Closing Date as though made on and as of that date.
(b)    Each of the obligations and covenants of the Sellers to be performed on or prior to the Closing Date shall have been duly performed in all material respects or, if the Sellers shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured.
(c)    The Restructuring Transaction shall have been consummated as contemplated herein.
(d)    No Law shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement, and there shall be no order or injunction of a court of competent jurisdiction or Governmental Authority in effect preventing the consummation of the transactions contemplated by this Agreement.
(e)    All applicable waiting periods under the Antitrust Filings, if any, with respect to the transactions contemplated hereby shall have expired or been terminated and all approvals or clearances with respect to all Antitrust Filings have been obtained.
(f)    Any authorizations, consents or approvals required to be obtained by the Sellers or the Company and its Subsidiaries from any Governmental Authority in connection with the consummation of the transactions contemplated herein shall have been obtained.
(g)    There shall not have occurred and be continuing any Material Adverse Effect.
(h)    The Sellers shall have delivered all the items required by Sections 3.2 and 3.4(a) of this Agreement.
(i)    The Escrow Agent shall have delivered the Escrow Agreement, executed by the Escrow Agent, to the Sellers and the Buyers.
(j)    There shall not be pending any Proceeding by any Governmental Authority (i) challenging the acquisition by U.S. Buyer of the U.S. Interests or by Dutch Buyer of the Dutch Interests, seeking to restrain or prohibit the consummation of the transactions contemplated hereby or, seeking to place limitations on the ownership of the Equity Interests in the Company or any of its Subsidiaries, (ii) seeking to prohibit or limit the ownership or operation by the Company or by the Buyers or any of their respective Subsidiaries of any portion of any business or of any assets of the Company or the Buyers or any of their respective Subsidiaries, in each case in any material respects or (iii) seeking to obtain from the Sellers or the Buyers any damages with respect to the transactions contemplated by this Agreement.

Section 8.2.    Conditions to Obligations of the Sellers. The obligation of the Sellers at the Closing to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Sellers on or prior to the Closing Date of each of the following conditions:
(a)    The representations and warranties of the Buyers contained in this Agreement shall be true and correct in all material respects on the date of this Agreement and on and as of the Closing Date as though made on and as of that date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), except to the extent such failures to be true and correct, individually or in the aggregate, would not prevent the consummation of any of the transactions contemplated by the Transaction Documents.
(b)    Each of the obligations and covenants of the Buyers to be performed on or prior to the Closing Date shall have been duly performed in all material respects or, if the Buyers shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured.
(c)    No Law shall have been enacted or promulgated by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement, and there shall be no order or injunction of a court of competent jurisdiction or Governmental Authority in effect preventing the consummation of the transactions contemplated by this Agreement.
(d)    All applicable waiting periods under the Antitrust Filings, if any, with respect to the transactions contemplated hereby shall have expired or been terminated and all approvals or clearances with respect to all Antitrust Filings shall have been obtained.
(e)    The Buyers shall have delivered all the items required by Sections 3.3 and 3.4(b) of this Agreement.
(f)    The Escrow Agent shall have delivered the Escrow Agreement, executed by the Escrow Agent, to the Sellers and the Buyers.
(g)    There shall not be pending any Proceeding by any Governmental Authority (i) challenging the acquisition by U.S. Buyer of the U.S. Interests or by Dutch Buyer of the Dutch Interests, seeking to restrain or prohibit the consummation of the transactions contemplated hereby or, seeking to place limitations on the ownership of the Equity Interests in the Company or any of its Subsidiaries, (ii) seeking to prohibit or limit the ownership or operation by the Company or by the Buyers or any of their respective Subsidiaries of any portion of any business or of any assets of the Company or the Buyers or any of their respective Subsidiaries, in each case in any material respects or (iii) seeking to obtain from the Sellers or the Buyers any damages with respect to the transactions contemplated by this Agreement.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
Section 9.1.    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by written agreement of the Buyers and the Sellers;
(b)    by either the Buyers, on the one hand, or the Sellers, on the other, by giving written notice of such termination to the other parties, if the Closing shall not have occurred on or prior to February 28, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach or failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the End Date.
(c)    by either the Buyers, on the one hand, or the Sellers, on the other, upon written notice to the other parties, if any court of competent jurisdiction or other competent Governmental Authority, in each case with competent jurisdiction over a material portion of the assets of the Company or its Subsidiaries, shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable;
(d)    by the Buyers by giving written notice of such termination to the Sellers, if the Sellers have breached or failed to perform and satisfy any representation, warranty or covenant in this Agreement, which breach or failure would cause the conditions in Article VIII not to be satisfied; provided, however, that if such breach or failure to perform is curable and cured within thirty (30) days after receipt of such written notice, the Buyers may not terminate this Agreement under this Section 9.1(d); or
(e)    by the Sellers, by giving written notice of such termination to the Buyers, if the Buyers have breached or failed to perform and satisfy any representation, warranty or covenant in this Agreement, which breach or failure would cause the conditions in Article VIII not to be satisfied; provided, however, that if such breach or failure to perform is curable and cured within thirty (30) days after receipt of such written notice, the Sellers may not terminate this Agreement under this Section 9.1(e).
Section 9.2.    Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other parties hereto or their respective Affiliates, directors, officers or employees, except (i) to the extent of any intentional fraud, or any intentional breach of a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement and (ii) for the rights and obligations of the parties hereto contained in Section 7.3, this Section 9.2, Section 9.3, Sections 11.2 through 11.4, and 11.6 through 11.11.
Section 9.3.    Amendment and Modification. This Agreement may only be amended or modified with respect to any of the terms contained herein by a writing signed by the Buyers and the Sellers.
Section 9.4.    Waiver. At any time prior to the Closing, the Buyers or the Sellers may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument executed by the party granting such extension or waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
ARTICLE X
INDEMNIFICATION
Section 10.1.    Indemnification by the Sellers. Following the Closing, the Sellers, shall indemnify and hold harmless the Buyer Indemnified Parties from and against any and all losses, liabilities, damages, penalties, obligations, awards, fines, interest, claims (whether or not involving Third-Party Claims (as defined herein)), assessments, costs and expenses (to the extent such expenses are actually and reasonably incurred), (including reasonable legal, accounting and other professional fees) (collectively, “Damages”), without duplication, arising out of or resulting from:
(a)    any breach of any representation and warranty made by the Sellers in this Agreement or in any certificate delivered pursuant to Sections 3.2(a), and (b), provided, however, that any indemnification for any breach of any representations and warranties regarding Taxes shall be limited, with respect to Taxes, to Pre-Closing Taxes;
(b)    any failure to comply with any covenant made by the Sellers in this Agreement;
(c)    any breach of any covenant contained in Section 7.6, including, for the avoidance of doubt, all liability for any unpaid Transfer Taxes that are the responsibility of Sellers pursuant to Section 7.6(f);
(d)    any Transaction Expenses (to the extent not deducted from the Purchase Price pursuant to Section 2.2);

(e)    any liabilities, including Taxes, fees or expenses in connection with, or related to, the Restructuring Transaction;
(f)    all liability for Pre-Closing Taxes, including for the avoidance of doubt all liability for Taxes attributable to a debt capitalization in a Pre-Closing Tax Period; provided, however, that any Taxes attributable to the elimination of Intercompany Indebtedness described in Section 7.6(j) that are the obligation of the Buyers pursuant to Section 7.6(j) shall not be covered by this Section 10.1(f);
(g)    any Taxes, liabilities, fees or expenses to the extent related to the Diagnostics Business, including for the avoidance of doubt any liabilities associated with any Contracts transferred or assumed by the Diagnostic Entities pursuant to Section 6.1; and
(h)    the Healthpoint Agreement.
Section 10.2.    Indemnification by the Buyers. Each of the Buyers shall, jointly and severally, indemnify and hold harmless the Seller Indemnified Parties (and in the case of Sections 10.2(e), One Equity Partners III, L.P., and in the case of Section 10.2(c) with respect to Post-Closing covenants, and Section 10.2(d), the Diagnostic Entities) from and against any and all Damages, without duplication, arising out of or resulting from:
(a)    any breach of any representation and warranty made by or the Buyers in this Agreement or any certificate delivered pursuant to Sections 3.3(a), and (b);
(b)    any failure to comply with any covenant made by the Buyers in this Agreement;
(c)    any breach of any covenant contained in Section 7.6 including, for the avoidance of doubt, any liability attributable to a Buyer Tax Act and any liability for unpaid Transfer Taxes that are the responsibility of Buyers pursuant to Section 7.6(f); and
(c)    liabilities of the Company or any of its Subsidiaries to the extent related to the Wound Care Business and with respect to which Buyer is not entitled to indemnification pursuant to Section 10.1 or other remedies in accordance with Section 10.3(f).
(e)    failure to replace the letters of credit or performance bonds set forth on Section 7.15 of the Disclosure Letter.
Section 10.3.    Indemnification Procedures for Third-Party Claims.
(a)    Notice. A party seeking indemnification pursuant to this Article X (each, an “Indemnified Party”) shall give prompt written notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any Proceeding by a third party in respect of which indemnity may be sought hereunder (a “Third-Party Claim” and such notice, a “Third-Party Claim Notice”) and in any event, within twenty (20) days of such assertion or commencement, and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request and is in the possession of the Indemnified Party, but failure to give such written notice or information shall not relieve the Indemnifying Party of any liability hereunder except and only to the extent that the ability of the Indemnifying Party to defend the Third-Party Claim is actually materially prejudiced by such failure. Notwithstanding the foregoing or anything in this Section 10.3, claims for indemnity with respect to Taxes are governed by Section 7.6, and, where applicable, Section 10.1, Section 10.2, Section 10.4, Section 10.5 and Section 10.7.
(b)    Assumption of Defense. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of a Third-Party Claim Notice, to assume and conduct the defense of such Third-Party Claim at its own cost with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, however, that (i) such Third-Party Claim does not seek an injunction or equitable relief and (ii) such Third-Party Claim does not arise in connection with any criminal Proceeding, action, indictment or investigation and; provided, further, however, that prior to the Sellers assuming control of such defense, the Sellers have first verified to the Buyers in writing that the Sellers shall be fully responsible (with no reservation of rights but subject to the limitations contained in Section 10.5) for all Damages relating to such Third-Party Claim and that the Sellers shall provide full indemnification hereunder to the Buyer Indemnified Parties with respect to such Third-Party Claim. If the Indemnifying Party does not assume the defense of such Third-Party Claim in accordance with this Section 10.3(b), the Indemnified Party may continue to defend the Third-Party Claim. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 10.3(b), the Indemnifying Party shall not be liable to such Indemnified Party hereunder for any legal expenses incurred subsequent to such assumption by the Indemnified Party in connection with the defense thereof, except as provided for in Section 10.3(c).
(c)    Participate in Defense. The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control) the defense of any Third-Party Claim that the other is defending as provided in this Agreement at its own expense (except as provided in Section 10.3(b)); provided, however, that if a party assumes control of such defense and the other parties reasonably conclude, based on advice from counsel, that the Buyers and the Sellers have conflicting interests with respect to such Proceeding, the reasonable fees and expenses of counsel to such Buyer, or Seller, as applicable, solely in connection therewith shall be considered “Damages” for purposes of this Agreement; provided, further, that in no event shall the Sellers or Buyers be responsible for the fees and expenses of more than one (1) counsel (plus any applicable local counsel).
(d)    Settlement. The Indemnifying Party, if it shall have assumed the defense of any Third-Party Claim as provided in this Agreement, shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim that (i) does not include as an unconditional term thereof a complete release of the Indemnified Party from all liability in respect of such Third-Party Claim, (ii) grants any injunctive or equitable relief against the Indemnified Party, (iii) would result in a finding or admission of a violation of Law by the Indemnified Party or (iv) would result in a monetary liability that will not be paid or reimbursed by the Indemnifying Party. The Indemnified Party, if the Indemnifying Party

shall have not assumed the defense of any Third-Party Claim as provided in this Agreement, shall not, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim for which the Indemnifying party may have a liability under this Agreement.
(e)    Cooperation. Whether or not the Indemnifying Party chooses to defend or prosecute any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.
(f)    Exclusive Remedy. Subject to this Section 10.3(f) and Section 11.6, the parties agree that, from and after the Closing Date, other than in connection with an intentional or willful breach of this Agreement or intentional fraud, the sole and exclusive remedy of the parties based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the parties set forth in this Article X.
Section 10.4.    Indemnification Procedures for Direct Claims. Upon the occurrence of any event or circumstance for which indemnification is believed to be due under this Agreement (other than Third-Party Claims), the Indemnified Party shall provide written notice of such event or circumstance (the “Claim Notice”) to the Indemnifying Party. Such Claim Notice shall state in general terms the circumstances giving rise to the claim and, to the extent known, specify the amount of the claim (or an estimate thereof) (the “Claim Amount”). Within 30 days after delivery of a Claim Notice, if one of the Sellers is the Indemnifying Party, the Sellers shall deliver to the Buyers a written response in which the Sellers shall (A) agree that such Buyer Indemnified Party is entitled to receive all of the Claim Amount (in which case such response shall be accompanied by instructions (in accordance with the Escrow Agreement) to the Escrow Agent to release funds from the General Escrow Account to the Buyer Indemnified Party in an amount equal to the Claim Amount (or if the General Escrow Account shall be less than the Claim Amount, the amount of the General Escrow Account), by check or by wire transfer), (B) agree that such Buyer Indemnified Party is entitled to receive part, but not all, of the Claim Amount (the “Agreed Amount”) (in which case such response shall be accompanied by instructions (in accordance with the Escrow Agreement) to the Escrow Agent to release funds from the General Escrow Account to the Buyer Indemnified Party in an amount equal to the Agreed Amount (or if the General Escrow Account shall be less than the Agreed Amount, the amount of the General Escrow Account), by check or by wire transfer) or (C) contest that such Buyer Indemnified Party is entitled to receive any of the Claim Amount. Any such notice that contests the Claim Notice shall describe in general terms the basis for such objection and, to the extent known, the amount of the claim (or an estimate thereof) that the Indemnifying Party does not believe should be subject to indemnification. Upon receipt of any such dispute notice, the Indemnified Party and the Indemnifying Party shall endeavor in good faith to arrive at a mutually acceptable resolution within thirty (30) days of receipt of such dispute notice. If a resolution is not reached within such thirty (30)-day period, then either party may commence litigation. If it is finally determined (through either agreement of the parties or otherwise) that all or a portion of the Claim Amount is owed to the Indemnified Party, the Indemnifying Party shall, within ten (10) days of such determination, pay (and/or direct the Escrow Agent to pay to the extent funds are available therefore) the Indemnified Party the applicable amount.
Section 10.5.    Limitations on Indemnification.
(a)    The Sellers shall not be liable for indemnification for Damages for breaches of representations or warranties under Section 10.1(a) and the Buyers shall not be liable for indemnification for Damages for breaches of representations or warranties under Section 10.2(a) until the cumulative aggregate amount of such Damages exceeds five million dollars ($5,000,000) (the “Indemnity Deductible”), at which time the Sellers will be obligated to indemnify the Buyer Indemnified Parties or the Buyers will be obligated to indemnify the Seller Indemnified Parties, as applicable, from and against all such Damages in excess of the Deductible; provided, however, that the Indemnity Deductible shall not apply to Damages arising in respect of claims for breaches of Fundamental Representations. For the avoidance of doubt, the Indemnity Deductible shall not apply to Damages arising in respect of claims with respect to the Sellers’ obligation to pay their share of Taxes pursuant to Section 7.6(a), the Sellers’ liability for Pre-Closing Taxes or any other indemnity claim relating to Taxes.
(b)    The maximum aggregate obligation of the Sellers hereunder for Damages for breaches of representations or warranties under Section 10.1(a) or of the Buyers hereunder for Damages for breaches of representations or warranties under Section 10.2(a) shall not exceed the General Escrow Amount (the “Cap”); provided, however, that the limitations in this paragraph shall not apply to Damages arising in respect of claims for breaches of the Fundamental Representations. For the avoidance of doubt, the Cap shall not apply to Damages arising in respect of claims with respect to the Sellers’ obligation to pay their share of Taxes pursuant to Section 7.6(a), the Seller’s liability for Pre-Closing Taxes or any other indemnity claim relating to Taxes. For the avoidance of doubt, the maximum aggregate liability of the Sellers, on the one hand, and the Buyers, on the other hand, for Damages shall not exceed the Purchase Price actually paid by the Buyers.
(c)    For purposes of this Article 10, a breach of a representation or warranty, including any Fundamental Representation, shall be deemed to exist either if such representation or warranty is actually breached or would have been breached if such representation or warranty had not contained any limitation or qualification as to “materiality”, “Material Adverse Effect,” “material adverse effect” (which instead shall be read as any adverse effect or change, except in the case of the reference to “Material Adverse Effect” in Section 4.6(a) which shall continue to be read as “Material Adverse Effect”) or similar qualifier and the amount of Damages in respect of any breach of representation or warranty, including any deemed breach pursuant to this clause, shall be determined without regard to any such limitation or qualification as to “materiality”, “Material Adverse Effect,” “material adverse effect” (which instead shall be read as any adverse effect or change, except in the case of the reference to “Material Adverse Effect” in Section 4.6(a) which shall continue to be read as “Material Adverse Effect”) or similar qualifier set forth in such representation or warranty except with respect to requirements to list material items on the Disclosure Letter.

(d)    Notwithstanding anything in this Agreement to the contrary, no Seller Indemnified Party or Buyer Indemnified Party will be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent taken into account in the final determination of Net Working Capital or the provisions of Article II, or to the extent already indemnified or reimbursed for pursuant to Section 7.6 or Article X.
(e)    Notwithstanding anything herein to the contrary, the right of the Buyer Indemnified Parties and the Seller Indemnified Parties, as applicable, to indemnification is further limited as follows:
(i)    The Buyer Indemnified Parties’ right to indemnification pursuant to Section 10.1 will be reduced by all insurance or other third party indemnification, contribution or other similar proceeds actually received by the Buyers (net of any increase in insurance premiums, retroactive premiums, premium adjustments or costs of collection) pursuant to policies held by, or Contracts of, the Company or any Subsidiary of the Company as of the Closing. The U.S. Buyer shall, and shall cause the Company and its Subsidiaries to, use commercially reasonable efforts to claim and recover any Damages suffered by the Buyers under any such insurance policies or other third party indemnification, contribution or other similar agreement. The Buyers shall promptly remit to the Sellers for the benefit of the Sellers the net amount of any such insurance or other third party indemnification, contribution or other similar proceeds which are paid to the Buyers or their Affiliates with respect to Damages for which the U.S. Buyer and its Subsidiaries have been previously compensated pursuant to Section 10.1;
(ii)    If, at the time of the indemnity payment, the Dutch Buyer is and remains exclusively subject to Dutch corporate income tax (vennootschapsbelasting) and at the time of the indemnity payment, the US Buyer is and remains exclusively subject to U.S. federal income tax, the Buyer Indemnified Parties’ right to indemnification pursuant to Section 10.1 will be increased to take into account of any net Tax cost actually realized by the Buyers or their respective Affiliates as a result of the receipt of indemnity payments hereunder (grossed-up for such increase);
(iii)    The Buyer Indemnified Parties’ or Seller Indemnified Parties’ right to indemnification pursuant to Section 10.1 will be offset by the net amount of the Tax benefits actually realized by such Parties or their respective Affiliates with respect to such Damages (determined on a with and without basis). To the extent Pre-Closing Taxes are required to be offset by any Post-Closing Tax Attribute, the Post-Closing Tax Attribute will be ignored for the purposes of calculating the indemnification obligation with respect to Pre-Closing Taxes; and
(iv)    Each of the Sellers and the Buyers shall take all commercially reasonable steps to mitigate any Damages upon becoming aware of any event or circumstance that has given rise to an indemnification claim hereunder. This Section 10.5(e)(iv) shall not apply with respect to any claims for indemnity with respect to Taxes.

Section 10.6.    Damage Waiver. NOTWITHSTANDING ANYTHING CONTAINED TO THE CONTRARY IN ANY OTHER PROVISION OF THIS AGREEMENT,

THE PARTIES AGREE THAT THE INDEMNIFICATION OBLIGATIONS OF THE PARTIES, AND THE RECOVERY BY A PARTY OR INDEMNITEE OF ANY DAMAGES SUFFERED OR INCURRED BY IT AS A RESULT OF ANY BREACH OR NONFULFILLMENT BY A PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES, COVENANTS, AGREEMENTS OR OTHER OBLIGATIONS UNDER THIS AGREEMENT, SHALL, EXCEPT IN THE CASE OF FRAUD, INTENTIONAL MISREPRESENTATION OR INTENTIONAL BREACH OR EXCEPT TO THE EXTENT THAT ANY SUCH DAMAGES ARE PAYABLE TO OR INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST AN INDEMNITEE FOR WHICH SUCH INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, NOT INCLUDE OR APPLY TO, NOR SHALL ANY PARTY OR INDEMNITEE BE ENTITLED TO RECOVER, ANY SPECIAL OR PUNITIVE DAMAGES SUFFERED OR INCURRED BY A PARTY OR INDEMNITEE UNLESS SUCH DAMAGES (A) ARE REASONABLY FORESEEABLE AND (B) DO NOT RESULT FROM OR RELATE TO THE LOSS OF SYNERGIES OR SIMILAR BENEFIT FROM THE COMBINATION OF THE WOUND CARE BUSINESS WITH THE BUSINESS OF U.S. BUYER OR ITS AFFILIATES.
Section 10.7.    Adjustment to Purchase Price. The parties agree to treat any indemnity payments made pursuant to this Article X as adjustments to the Purchase Price for Tax purposes unless they are required to treat such payments otherwise by applicable Tax laws.
ARTICLE XI
MISCELLANEOUS
Section 11.1.    Survival.
(a)    The representations and warranties contained in this Agreement (including the Disclosure Letter) or in any statement or certificate related thereto furnished pursuant to Sections 3.2(a), 3.2(b), 3.3(a), or 3.3(b) shall survive the Closing until the expiration of twelve (12) months following the Closing Date, at which point such representations and warranties and any claim for indemnification on account thereof will terminate; provided, however, that such survival limitation shall not apply (i) to the Fundamental Representations, or in any certificate related thereto pursuant to Sections 3.2(a), 3.2(b), 3.3(a) or 3.3(b), which shall survive indefinitely, or (ii) in the case of any intentional or willful misrepresentation or breach or fraud.
(b)    For the avoidance of doubt, claims alleging the existence of a breach of any representations and warranties which have been asserted and which are the subject of a written notice contemplated by Section 10.3(a) or Section 10.4, as the case may be, from an Indemnified Party to an Indemnifying Party prior to the expiration of the survival period applicable to such representation or warranty as provided in Section 11.1(a), shall survive the termination of the applicable survival period until such time as such claim is fully and finally resolved.
Section 11.2.    Expenses. Unless otherwise provided in this Agreement, the parties shall bear their own respective expenses (including all fees and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with the preparation and execution of this Agreement and consummation of the transactions contemplated hereby.
Section 11.3.    Assignment. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns, but is not assignable by a party hereto without the prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 11.3 shall be void. Notwithstanding the foregoing, (i) each Party may assign all or any portion of its rights and obligations under this Agreement without such consent (A) to an Affiliate, provided that such assigning party shall remain primarily liable for its obligation hereunder or (B) in connection with the sale, merger or other transaction involving a transfer of substantially all of its assets and (ii) Seller may assign its rights and obligations under Sections 7.1(b), 7.5(b), 7.6(a), (c), (d), (f), (g), (h), 7.16, 7.17 and Article XI in connection with a sale of a Seller, a Diagnostic Entity or a sale of substantially all of the assets of Sellers or the Diagnostic Entities. In connection with any sale or transfer of all or substantially all of the assets of any Diagnostic Entity, the buyer or transferee must assume the obligations of such Diagnostics Entity hereunder.
Section 11.4.    Entire Agreement; No Third Party Beneficiaries. Except as otherwise contemplated herein, this Agreement, the Disclosure Letter and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (other than the Confidentiality Agreement), is not intended to, and shall not, confer any rights, claims, actions or remedies upon any Person other than the Company, the Sellers, the Buyers. The parties hereto acknowledge that each party participated in the drafting of this Agreement and agree that any rule of law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties, covenants and indemnification provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms (including by way of illustration and not limitation, an instance where a warranty in a deed of transfer imposes, implicitly or explicitly, greater obligations on the grantor than are imposed by the terms of this Agreement) in such other documents and the terms of this Agreement shall define the rights and obligations of the parties and their respective officers, directors, employees, interestholders, stockholders and Affiliates with respect to the subject matter of such conflict or inconsistency.
Section 11.5.    Disclosure Letter. The inclusion of any matter in any section of the Disclosure Letter shall be deemed to be included with respect to any other section of the Disclosure Letter to the extent the relevance of such matter to such section is readily apparent on its face notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Letter, but inclusion thereon shall expressly not be deemed to constitute an admission or otherwise imply that any such matter is material, has a Material Adverse Effect or creates a measure for, or further defines the meaning of, materiality or Material Adverse Effect and their correlative terms for the purposes of this Agreement. Certain matters disclosed in the Disclosure Letter may not be required to be disclosed pursuant to the terms of the representations and warranties in this Agreement. Such matters are disclosed for informational purposes only. No disclosure on any section of the Disclosure Letter relating to a possible breach or violation of any contract or law shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The Disclosure Letter and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Sellers, the Company or any of its Subsidiaries except as and to the extent provided in this Agreement.
Section 11.6.    Remedies. Prior to the Closing, the parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Prior to the Closing, each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. In the event that the conditions set forth in Section 8.1(a) and/or (g) cannot be satisfied at the Closing or are not waived by Buyers, Buyers shall not be entitled to make any claim for Damages prior to termination of this Agreement pursuant to Section 9.2 except in the event of intentional breach or intentional fraud.
Section 11.7.    Counterparts. This Agreement and any amendments hereto may be executed in two or more original or facsimile counterparts, each of which shall be deemed to be an original, but all of which together shall be considered one and the same instrument.
Section 11.8.    Section Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.
Section 11.9.    Notices. Any notice or other communication provided for herein or given hereunder to a party hereto must be in writing and shall be deemed given: (a) if sent by facsimile or other electronic transmission, on the Business Day such transmission was received, if received during normal business hours (electronically confirmed) (otherwise, the next Business Day); provided, however, that the subject line of any notice or other communication delivered by email must clearly state that such notice or other communication is being delivered as an official notice pursuant to this Agreement; (b) if delivered in person, when received; (c) if mailed by first class registered or certified mail, postage prepaid, on the Business Day such notice or other communication was received; or (d) if sent by Federal Express or other overnight courier of national reputation, the Business Day such notice or other communication was received. All notices shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
(a)    if to the Sellers, to:
Systagenix Holding Corp.
c/o One Equity Partners III, L.P.
320 Park Avenue, 18th Floor
New York, New York 10022
Attention:     Gregory A. Belinfanti
        Christian Ahrens

Facsimile:     (212) 277-1533

Email:	gregory.a.belinfanti@oneequity.com chris.ahrens@oneequity.com with a copy (which shall not constitute notice) to:

One Equity Partners III, L.P.
320 Park Avenue, 18th Floor
New York, New York 10022
Attention:     Gregory A. Belinfanti
Christian Ahrens
Facsimile:     (212) 277-1533
Email:        gregory.a.belinfanti@oneequity.com
        chris.ahrens@oneequity.com
and

Jones Day
222 East 41st Street
New York, New York 10017
Attention:    Ira White, Esq.
Facsimile:    (212) 755-7306
Email:        iwhite@jonesday.com

(b)    if to the Buyers, to:

Kinetic Concepts, Inc.
12930 IH 10 West
San Antonio, Texas 78249-2248
Attention:    General Counsel
Facsimile:    (210) 255-6767
Email:     john.bibb@kci1.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:    Ryerson Symons
Facsimile:    (212) 455-2502
Email:        rsymons@stblaw.com

Section 11.10.    Governing Law; Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. The parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of New York.
(b)    ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY OBLIGATIONS HEREUNDER OR THEREUNDER, SHALL BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK, COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 11.9; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH JUDICIAL PROCEEDING OR OTHER ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.
(c)    Notwithstanding the foregoing, nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.
Section 11.11.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first above written.

KINETIC CONCEPTS, INC.

By:	/s/ Robert P. Hureau
Name: Robert P. Hureau
Title: Executive Vice President,
Chief Financial Officer

SYSTAGENIX WOUND MANAGEMENT COÖPERATIE B.A.

By:	/s/ E. Waaser
Name: E. Waaser
Title: Managing Director A

SYSTAGENIX WOUND MANAGEMENT COÖPERATIE B.A.

By:	/s/ R. Harmzen
Name: R. Harmzen
Title: Managing Director B

SYSTAGENIX HOLDING CORP.

By:	/s/ Ernest Waaser
Name: Ernest Waaser
Title: Director